UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into each of the Registration Statements on Form F-3 of the Registrant filed with the Securities and Exchange Commission on July 2, 2015 (File No. 333-205433, File No. 333-205435 and File No. 333-205436).

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

●	references to “2019 Notes” refer to the 7.000% Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand issued on November 17, 2014;

●	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries or any of its subsidiaries independently considered, unless the context otherwise requires;

●
references to “Abengoa ROFO Assets” refer to all of the future contracted assets in renewable energy, conventional power, electric transmission and water of Abengoa that are in operation, and any other renewable energy, conventional power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them;

●
references to “ACBH” refer to Abengoa Concessoes Brasil Holding, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines;

●
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

●	references to “2015 20-F” or “Annual Report” refer to the annual report on Form 20-F for the year ended December 31, 2015 and filed with the U.S. Securities and Exchange Commission on March 1, 2016;

●	references to “Asset Transfer” refer to the transfer of assets contributed by Abengoa prior to the consummation of our initial public offering through a series of transactions;

●	references to “Atlantica Yield” refer to Abengoa Yield plc and, where the context requires, its consolidated subsidiaries;

●
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses;

●	references to “COD” refer to commercial operation date of the applicable facility;

●
references to “Credit Facility” refer to the amended and restated credit and guaranty agreement, dated June 26, 2015 entered into by us, as the borrower, the guarantors from time to time party thereto, HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent, Bank of America, N.A., as global coordinator and documentation agent for the Tranche B facility, Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners for a Tranche A facility, and together with Barclays Bank plc as joint lead arranger and joint bookrunner and UBS AG, London Branch as joint bookrunner for the Tranche B facility;

●	references to “EMEA” refer to Europe, Middle East and Africa;

●
references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

●
references to “Exchangeable Notes” refer to the sale by Abengoa on July 14, 2015 of $279,000 thousand principal amount of exchangeable notes due 2017.  The Exchangeable Notes are exchangeable, at the option of their holders, for ordinary shares of Atlantica Yield. As of September 23, 2016, the date of the most recent public information, Abengoa has delivered an aggregate of 7,595,639 shares of the Company to holders that exercised their option to exchange Exchangeable Notes.

●	references to “Further Adjusted EBITDA” have the meaning set forth in Note 4 to the consolidated condensed interim financial statements included in this quarterly report.

●
references to “gross capacity” or “gross MW” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting by our percentage of ownership interest in such facility as of the date of this quarterly report;

●	references to “GW” refer to gigawatts;

●	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

●	references to “ITC” refer to investment tax credits;

●	references to “MW” refer to megawatts;

●	references to “MWh” refer to megawatt hours;

●	references to “operation” refer to the status of projects that have reached COD (as defined above);

●	references to “PV” refer to photovoltaic;

●	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various offtakers;

●
references to “ROFO Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, as amended and restated on December 9, 2014, that provides us a right of first offer to purchase any of the Abengoa ROFO Assets offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them, as further amended and restated from time to time;

●
references to “Support Services Agreement” refer to the agreement we entered into with Abengoa on June 13, 2014, pursuant to which Abengoa and certain of its affiliates provide certain administrative and support services to us and some of our subsidiaries, which was terminated in the second quarter of 2016;

●	references to “U.K.” refer to the United Kingdom;

●	references to “U.S.” or “United States” refer to the United States of America; and

●	references to “we,” “us,” “our” and the “Company” refer to Atlantica Yield plc and its subsidiaries, unless the context otherwise requires.

Consolidated condensed statements of financial position as of September 30, 2016 and December 31, 2015

Amounts in thousands of U.S. dollars

	Note (1)	As of September 30, 2016	As of December 31, 2015
Assets
Non-current assets
Contracted concessional assets	6	9,243,143	9,300,897
Investments carried under the equity method	7	54,250	56,181
Financial investments	8&9	66,926	93,791
Deferred tax assets		193,837	191,314

Total non-current assets		9,558,156	9,642,183

Current assets
Inventories		15,014	14,913
Clients and other receivables	12	271,642	197,308
Financial investments	8	238,054	221,358
Cash and cash equivalents		673,447	514,712

Total current assets		1,198,157	948,291

Total assets		10,756,313	10,590,474

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of financial position as of September 30, 2016 and December 31, 2015

Amounts in thousands of U.S. dollars

	Note (1)	As of September 30, 2016	As of December 31, 2015
Equity and liabilities
Equity attributable to the Company
Share capital	13	10,022	10,022
Parent company reserves	13	2,284,792	2,313,855
Other reserves		(26,199)	24,831
Accumulated currency translation differences		(65,664)	(109,582)
Retained earnings	13	(350,897)	(356,524)
Non-controlling interest	13	121,994	140,899

Total equity		1,974,048	2,023,501

Non-current liabilities
Long-term corporate debt	14	663,824	661,341
Long-term project debt	15	3,596,976	3,574,464
Grants and other liabilities	16	1,620,857	1,646,748
Related parties	11	107,222	126,860
Derivative liabilities	9	471,611	385,095
Deferred tax liabilities		107,740	79,654

Total non-current liabilities		6,568,230	6,474,162

Current liabilities
Short-term corporate debt	14	7,834	3,153
Short-term project debt	15	2,015,943	1,896,205
Trade payables and other current liabilities	17	167,549	178,217
Income and other tax payables		22,709	15,236

Total current liabilities		2,214,035	2,092,811

Total equity and liabilities		10,756,313	10,590,474

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed income statements for the nine-month periods ended September 30, 2016 and 2015

Amounts in thousands of U.S. dollars

		For the nine-month period ended September 30,
	Note (1)
		2016	2015
Revenue	4	762,950	575,914
Other operating income		47,657	54,776
Raw materials and consumables used		(24,481)	(18,774)
Employee benefit expenses		(10,596)	(2,877)
Depreciation, amortization, and impairment charges	6	(234,403)	(183,992)
Other operating expenses	20	(176,605)	(148,624)

Operating profit		364,522	276,423

Financial income	19	996	3,464
Financial expense	19	(304,083)	(234,852)
Net exchange differences		(4,911)	1,286
Other financial income/(expense), net	19	1,175	5,738

Financial expense, net		(306,823)	(224,364)

Share of profit/(loss) of associates carried under the equity method		5,104	4,630

Profit/(loss) before income tax		62,803	56,689

Income tax	18	(45,964)	(22,409)

Profit/(loss) for the period		16,839	34,280

Loss/(profit) attributable to non-controlling interests		(7,181)	(9,085)

Profit/(loss) for the period attributable to the Company		9,658	25,195

Weighted average number of ordinary shares outstanding (thousands)	21	100,217	90,332

Basic earnings per share (U.S. dollar per share)	21	0.10	0.28

(1)	Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2016 and 2015

Amounts in thousands of U.S. dollars

	For the nine-month period ended September 30,

	2016	2015
Profit/(loss) for the period	16,839	34,280
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	(125,413)	(70,829)
Currency translation differences	45,604	(47,359)
Tax effect	31,170	6,028

Net income/(expenses) recognized directly in equity	(48,639)	(112,160)

Cash flow hedges	52,766	38,004
Tax effect	(13,192)	(9,501)

Transfers to income statement	39,574	28,503

Other comprehensive income/(loss)	(9,065)	(83,657)

Total comprehensive income/(loss) for the period	7,774	(49,377)

Total comprehensive (income)/loss attributable to non-controlling interest	(5,228)	(816)

Total comprehensive income/(loss) attributable to the Company	2,546	(50,193)

Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2016 and 2015

Amounts in thousands of U.S. dollars

	Share Capital	Parent company reserves	Other reserves	Retained earnings	Accumulated currency translation differences	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2015	8,000	1,790,135	(15,539)	(2,031)	(28,963)	1,751,602	88,029	1,839,631

Profit/(loss) for the nine-month period after taxes	—	—	—	25,195	—	25,195	9,085	34,280
Change in fair value of cash flow hedges	—	—	(35,573)	—	—	(35,573)	2,748	(32,825)
Currency translation differences	—	—	—	—	(37,029)	(37,029)	(10,330)	(47,359)
Tax effect	—	—	(2,786)	—	—	(2,786)	(687)	(3,473)

Other comprehensive income	—	—	(38,359)	—	(37,029)	(75,388)	(8,269)	(83,657)

Total comprehensive income	—	—	(38,359)	25,195	(37,029)	(50,193)	816	(49,377)

Asset acquisition under the ROFO Agreement (a)	—	—	—	(134,344)	—	(134,344)	57,627	(76,717)

Dividend distribution	—	(94,899)	—	—	—	(94,899)	(4,665)	(99,564)

Capital increase	2,022	661,975	—	—	—	663,997	—	663,997

Balance as of September 30, 2015	10,022	2,357,211	(53,898)	(111,180)	(65,992)	2,136,163	141,807	2,277,970

Balance as of January 1, 2016	10,022	2,313,855	24,831	(356,524)	(109,582)	1,882,602	140,899	2,023,501

Profit/(loss) for the nine-month period after taxes	—	—	—	9,658	—	9,658	7,181	16,839
Change in fair value of cash flow hedges	—	—	(67,741)	—	—	(67,741)	(4,906)	(72,647)
Currency translation differences	—	—	—	—	43,918	43,918	1,686	45,604
Tax effect	—	—	16,711	—		16,711	1,267	17,978
Other comprehensive income	—	—	(51,030)	—	43,918	(7,112)	(1,953)	(9,065)

Total comprehensive income	—	—	(51,030)	9,658	43,918	2,546	5,228	7,774

Acquisition of non-controlling interest in Solacor 1&2 (a)	—	—	—	(4,031)	—	(4,031)	(15,894)	(19,925)

Asset acquisition (Seville PV) (a)	—	—	—	—	—	—	713	713

Dividend distribution	—	(29,063)	—	—	—	(29,063)	(8,952)	(38,015)

Balance as of September 30, 2016	10,022	2,284,792	(26,199)	(350,897)	(65,664)	1,852,054	121,994	1,974,048

(a)	See Note 5 for further details. Notes 1 to 22 are an integral part of the consolidated condensed interim financial statements.

Consolidated condensed cash flow statements for the nine-month periods ended September 30, 2016 and 2015

Amounts in thousands of U.S. dollars

	For the nine-month period ended September 30,
	2016	2015
I. Profit/(loss) for the period	16,839	34,280
Financial expense and non-monetary adjustments	534,749	374,805

II. Profit for the period adjusted by financial expense and non-monetary adjustments	551,588	409,085

III. Variations in working capital	(57,229)	6,683

Net interest and income tax paid	(192,167)	(178,475)

A. Net cash provided by operating activities	302,192	237,293

Investment in contracted concessional assets	(5,952)	(99,797)
Other non-current assets/liabilities	(19,807)	3,694
Investments in entities under the equity method	4,984	4,163
Acquisitions of subsidiaries and of non-controlling interest	(33.905)	(757,143)

B. Net cash used in investing activities	(54,680)	(849,083)

C. Net cash provided by/(used in) financing activities	(101,755)	928,442

Net increase/(decrease) in cash and cash equivalents	145,757	316,652

Cash and cash equivalents at beginning of the period	514,712	354,154

Translation differences in cash or cash equivalent	12,978	(8,298)

Cash and cash equivalents at end of the period	673,447	662,508

Notes to the consolidated condensed interim financial statements

Note 1.- Nature of the business

Atlantica Yield plc (“Atlantica Yield” or the “Company”) was incorporated in England and Wales as a private limited company on December 17, 2013 under the name Abengoa Yield Limited. On March 19, 2014, the Company was re-registered as a public limited company, under the name Abengoa Yield plc. On May 13, 2016, the change of the Company´s registered name to Atlantica Yield plc was filed with the Registrar of Companies in the United Kingdom.

Atlantica Yield is a total return company that owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA (Spain, Algeria and South Africa).

The Company’s largest shareholder is Abengoa S.A. (“Abengoa”), which, based on the most recent public information, currently owns a 41.47 % stake in Atlantica Yield. Effective December 31, 2015, Abengoa no longer controls the Company and therefore does not consolidate the Company in its consolidated financial statements anymore.

On June 18, 2014, Atlantica Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were offered at a price of $29 per share, resulting in gross proceeds to the Company of $720,650 thousand. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Prior to the consummation of this offering, Abengoa contributed, through a series of transactions, which we refer to collectively as the “Asset Transfer,” ten concessional assets described below, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (“ACBH”), which is a subsidiary of Abengoa engaged in the development, construction, investment and management of contracted concessions in Brazil, comprised mostly of transmission lines. As consideration for the Asset Transfer, Abengoa received a 64.28% interest in Atlantica Yield and $655.3 million in cash, corresponding to the net proceeds of the initial public offering less $30 million retained by Atlantica Yield for liquidity purposes.

Atlantica Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

During 2015, the Company acquired the following assets from Abengoa:

•
On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 million cubic feet per day. On February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power asset in Spain with a capacity of 100 MW.

•
On May 13, 2015 and May 14, 2015, the Company completed the acquisition of Helios 1/2 a 100 MW solar complex and Solnova 1/3/4, a 150 MW solar complex, both in Spain. On May 25, 2015, the Company completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2.

•	On June 25, 2015, the Company completed the acquisition of ATN2, an 81 mile transmission line in Peru from Abengoa and Sigma, a third-party financial investor in the project.

•	On July 30, 2015, the Company completed the acquisition of Kaxu, a 100 MW solar plant in South Africa.

•	On September 30, 2015, the Company completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain.

•	On January 7, 2016, the Company closed the acquisition of a 13% stake in Solacor 1/2 from the JGC Corporation (“JGC”), which reduced the JGC´s ownership in Solacor 1/2 to 13%.

•	On August 3, 2016, the Company completed the acquisition of an 80% stake in Fotovoltaica Solar Sevilla, S.A. (“Seville PV”) from Abengoa, a 1 MW solar photovoltaic plant in Spain.

The following table provides an overview of the concessional assets the Company owned as of September 30, 2016 (excluding the exchangeable preferred equity investment in ACBH):

Assets	Type	Ownership	Location	Currency(8)	Capacity (Gross)	Counterparty Credit Ratings(9)	COD	Contract Years Left (12)

Solana	Renewable (Solar)	100% Class B(1)	Arizona (USA)	USD	280 MW	A-/A3/BBB+	4Q 2013	28

Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BBB+/Baa1/BBB+	4Q 2014	24

Solaben 2 & 3	Renewable (Solar)	70%(2)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	2Q 2012 & 4Q 2012	22&21

Solacor 1 & 2	Renewable (Solar)	87%(3)	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	2Q 2012 & 4Q 2012	21

PS10/PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	BBB+/Baa2/BBB+	1Q 2007 & 2Q 2009	16&18

Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2011 & 4Q 2011	22

Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	2Q 2012 & 3Q 2012	21&22

Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	BBB+/Baa2/BBB+	2Q 2010 & 2Q 2010 & 3Q 2010	19&19&20

Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	BBB+/Baa2/BBB+	3Q 2013	23

Kaxu	Renewable (Solar)	51%(4)	South Africa	Rand	100 MW	BBB-/Baa2/BBB-(10)	1Q 2015	19

Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	2Q 2014	18

Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(11)	4Q 2014	19

ACT	Conventional Power	100%	Mexico	USD	300 MW	BBB+/Baa3/ BBB+	2Q 2013	17

ATN	Transmission line	100%	Peru	USD	362 miles	BBB+/A3/BBB+	1Q 2011	25

ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/A3/BBB+	1Q 2014	28

ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2Q 2015	17

Quadra 1	Transmission line	100%	Chile	USD	43 miles	Not rated	2Q 2014	19

Quadra 2	Transmission line	100%	Chile	USD	38 miles	Not rated	1Q 2014	19

Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/Baa2/BBB+	4Q 2007	22

Skikda	Water	34.2%(5)	Algeria	USD	3.5 M ft3/day	Not rated	1Q 2009	18

Honaine	Water	25.5%(6)	Algeria	USD	7 M ft3/ day	Not rated	3Q 2012	22

Seville PV	Renewable (Solar)	80%(7)	Spain	EUR	1 MW	BBB+/Baa2/BBB+	3Q 2006	15

(1)
On September 30, 2013, Liberty Interactive Corporation invested $300,000 thousand in Class A membership interests in exchange for a share of the dividends and taxable loss generated by Solana. As a result of the agreement, Liberty Interactive Corporation will receive between 54.06% and 61.20% of both dividends and taxable loss generated during a period of approximately five years; such percentage will decrease to 22.60% thereafter once certain conditions are met.

(2)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.

(3)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.

(4)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).

(5)	Algerian Energy Company, SPA owns 49% of Skikda and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 16.83%.

(6)	Algerian Energy Company, SPA owns 49% of Honaine and Sadyt (Sociedad Anónima Depuración y Tratamientos) owns the remaining 25.5%.

(7)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state owned company, holds 20% of the shares in Seville PV.

(8)	Certain contracts denominated in U.S. dollars are payable in local currency.

(9)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.

(10)	Refers to the credit rating of the Republic of South Africa. The offtaker is Eskom, which is a state-owned utility company in South Africa.

(11)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.

(12)	As of December 31, 2015.

In addition to the assets listed above, the Company owns an exchangeable preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

All the project companies included in these consolidated condensed interim financial statements have signed with the grantor of the concession contracts of construction, operation and maintenance and they subcontracted the construction of the contracted assets to Abengoa. All these projects (except for Palmucho, PS10 and PS20) are included within the scope of International Financial Reporting Interpretations Committee 12 (“IFRIC 12”).

As disclosed in the Company´s Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 20-F”), Abengoa, reported that on November 27, 2015, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term. The Mercantile Court published a decree to admit the filing of the communication on December 15, 2015 and set a deadline of March 28, 2016 for Abengoa to reach an agreement with its main financial creditors.

On March 28, 2016, Abengoa filed with the Mercantile Court of Seville nº 2 an application for the judicial approval (homologación judicial) of a standstill agreement which obtained the support of 75.04 per cent of the financial creditors to which it was addressed. On April 6, 2016, the Judge of the Mercantile Court of Seville nº 2 issued a resolution declaring the judicial approval (homologación judicial) of the standstill agreement and extending the effect of the stay of the obligations referred to in the standstill agreement until October 28, 2016, to creditors of financial liabilities who have not signed the agreement or have otherwise expressed their disagreement.

On September 24, 2016, Abengoa announced that it signed a restructuring agreement with a group of investors and creditors, which included a commitment from investors and banks to contribute new money to the company. On the same date, Abengoa opened the accession period for the rest of its financial creditors. On October 28, 2016, Abengoa announced that it presented the request for judicial approval (“homologación judicial”) of its restructuring agreement to the Judge of the Mercantile Court of Seville. According to the announcement, Abengoa had previously obtained approval from creditors representing 86% of its financial debt, above the 75% limit required by the law. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa´s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. The implementation of Abengoa’s restructuring is subject to a series of conditions precedent.

The financing arrangements of some of the project subsidiaries of the Company contain cross-default provisions related to Abengoa, such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger defaults under such project financing arrangements. These cross-default provisions expire progressively over time, remaining in place until the termination of the obligations of Abengoa under such project financing arrangements. The Company is currently in discussions with the project finance lenders. The only projects for which waivers or forbearances have not been obtained yet are Solana, Mojave and Kaxu. These are expected to be obtained in the coming months.

Although the Company does not expect the acceleration of debt to be declared by the credit entities, the project entities did not have contractually as of September 30, 2016 what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months after that date, as the cross-default provisions make that right not totally unconditional, and therefore the debt has been presented as current in these consolidated condensed interim financial statements in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”. As a result of this reclassification, current liabilities in the consolidated condensed statement of financial position are higher than current assets.

All the project financing arrangements except for ATN, ATS, Skikda and Honaine contain a change of ownership that would be triggered if Abengoa ceases to own at least 35% of Atlantica Yield´s shares. Based on the most recent public information, Abengoa currently owns 41.47% of the ordinary shares of the Company. In connection with various financing agreements, Abengoa has disclosed that as of today, 41,530,843 of Atlantica Yield shares, representing approximately 41.44% of the outstanding shares of the Company, have been pledged as collateral. If Abengoa defaults on any of these or future financing arrangements lenders may foreclose on the pledged shares and, as a result, Abengoa could eventually own less than 35% of Atlantica Yield´s outstanding shares.  As a result, the Company would be in breach of covenants under the applicable project financing arrangements. Additionally, if Abengoa sells, transfers or signs new financing arrangements considered a transfer of ABY shares, the Company could be as well in breach of covenants under the applicable project financing arrangements.Waivers and forbearances have been requested from all the parties of these project financing arrangements containing such covenants. After having obtained necessary waivers for Solaben 1&6, Helios 1&2, PS10&PS20 and ATN2, the Company further obtained necessary waivers and forbearances for Cadonal in April 2016, Quadra 1 and Quadra 2 in May 2016, Palmatir in June 2016 and Helioenergy 1&2 in July 2016, which in some cases are subject to the completion of specific requirements. Similar waivers related to a minimum percentage of ownership by Abengoa in the Company have been obtained in the past and therefore the Management of the Company expects a similar outcome for the rest of the projects in the coming months.

In any case, with respect to both cross default and change of ownership provisions, due to the legal nature of our project financing in place and pursuant to the laws of each jurisdiction, the lenders under these agreements would have recourse only against the specific project company but do not have any recourse against Atlantica Yield or any other assets of the Company, since there is no further guarantee provided to the credit entities.

Developments at Abengoa could have an impact under the terms of the Credit Facility entered into by the Company on December 3, 2014 with Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets, as joint lead arrangers and joint bookrunners (the “Credit Facility”). The Credit Facility does not include cross-default provisions related to Abengoa. Nevertheless, the Company is required to comply with (i) a maintenance leverage ratio of the indebtedness at Atlantica Yield level to the cash available for distribution and (ii) an interest coverage ratio of cash available for distribution to debt service payments. A potential payment default in several of the project companies or potential restrictions to distributions from several of the project companies may adversely affect compliance with these covenants. The Credit Facility also includes a cross-default provision related to a default by the project subsidiaries of the Company in their financing arrangements, such that a payment default in one or more of the non-recourse subsidiaries of the Company representing more than 20% of the cash available for distribution distributed in the previous four fiscal quarters could trigger a default under the Credit Facility. In the remote scenario where sufficient waivers were not obtained in due time, the Company would undertake initiatives including, but not limited to, asset disposals or changes in the dividend policy.

The Company has significantly reduced the level of services received from Abengoa, terminating the Support Services Agreement, although it continues to rely on Abengoa for operation and maintenance services at most of its facilities and for minimum local support services in certain geographies. The Company is very advanced in the process to separate its IT systems from Abengoa before year end and is preparing plans to replace existing operation and maintenance suppliers if required.

On January 29, 2016, Abengoa informed the Company that several indirect subsidiaries of Abengoa in Brazil, including ACBH, have initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”) as a “Pedido de processamento conjunto”, which means the substantial consolidation of the three main subsidiaries of Abengoa in Brazil, including ACBH. In April 2016 Abengoa presented a consolidated restructuring plan in the Brazilian Court, including ACBH and two other subsidiaries. The Company is working on the legal defense to protect its interests.

In addition, in the third quarter of 2016, the Company signed an agreement with Abengoa on ACBH preferred equity investment among other things, with the following main consequences:

•
Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, Atlantica Yield is the legal owner of the dividends amounting to $21.2 million, that the Company retained from Abengoa;

•
Abengoa recognizes a non-contingent credit for an amount of €300 million ($333 million), corresponding to the guarantee provided by Abengoa, S.A. regarding the preferred equity investment in ACBH and subject to restructuring. On October 25, 2016, Atlantica Yield signed Abengoa’s restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount ($100 million) in the form of tradable notes to be issued by Abengoa. Upon completion of the restructuring, this debt (“Restructured Debt”) would have a junior status within Abengoa debt structure post restructuring. The remaining 70% ($233 million) would be received in the form of equity in Abengoa. As of the date of this report, there is a high degree of uncertainty on the value of this debt and equity;

•
In order to convert this junior debt into senior debt, Atlantica Yield has agreed, subject to implementation of the restructuring, to participate in Abengoa’s issuance of asset-backed notes (the “New Money 1 Tradable Notes”) with up to €48 million ($53 million), subject to scale-back following allocation process contemplated in Abengoa’s restructuring. However, the Company expects the final investment to be significantly lower than €48 million ($53 million). The New Money 1 Tradable Notes are backed by a ring-fenced structure including Atlantica Yield’s shares and a cogeneration plant in Mexico (A3T). The New Money 1 Tradable Notes offer the highest level of seniority in Abengoa’s debt structure post restructuring. Upon the purchase by the Company of the New Money 1 Tradable Notes, the Restructured Debt would be converted into senior debt;

•	Upon receipt of the Restructured Debt and Abengoa equity, the Company would waive its rights under the ACBH agreements, including its right to retain the dividends payable to Abengoa.

These consolidated condensed interim financial statements were approved by the Chief Executive Officer on November 11, 2016.

Note 2.- Basis of preparation

The accompanying unaudited consolidated condensed interim financial statements represent the consolidated results of the Company and its subsidiaries.

The Company elected to account for the Asset Transfer and the assets acquisitions under the agreement with Abengoa that provides us a right of first offer to purchase any of the future contracted assets in renewable energy, conventional power, electric transmission and water of Abengoa that are in operation, and any other renewable energy, conventional power, electric transmission and water asset that is expected to generate contracted revenue and that Abengoa has transferred to an investment vehicle that are located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, and four additional assets in other selected regions, including a pipeline of specified assets that we expect to evaluate for future acquisition, for which Abengoa will provide us a right of first offer to purchase if offered for sale by Abengoa or an investment vehicle to which Abengoa has transferred them (the “Abengoa ROFO Assets”) offered for sale by Abengoa (the “ROFO Agreement”) using the Predecessor values, given that these were transactions between entities under common control. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entities as of the date of the transaction has been reflected as an adjustment to equity. Abengoa has no control over the Company since December 31, 2015.

The Company’s annual consolidated financial statements as of December 31, 2015, were approved by the Board of Directors on February 25, 2016.

These consolidated condensed interim financial statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2016 and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2015. Therefore, the consolidated condensed interim financial statements do not include all the information that would be required in complete consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these consolidated condensed interim financial statements must be read together with Atlantica Yield’s consolidated financial statements for the year ended December 31, 2015 included in the 2015 20-F.

In determining the information to be disclosed in the notes to the consolidated condensed interim financial statements, Atlantica Yield, in accordance with IAS 34, has taken into account its materiality in relation to the consolidated condensed interim financial statements.

The consolidated condensed interim financial statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these consolidated condensed interim financial statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

Certain prior period amounts have been reclassified to conform to the current period presentation.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2016 under IFRS-IASB, applied by the Company in the preparation of these consolidated condensed interim financial statements:

•
IFRS 10 (Amendment) ‘Consolidated financial statements, IFRS 12 ‘Disclosure of interests in Other Entities’ and IAS 28 ‘Investments in associates and joint ventures’ regarding the exemption from consolidation for investment entities.

•	Annual Improvements to IFRSs 2012-2014 cycles.

•	IAS 1 (Amendment) ‘Presentation of Financial Statements’ under the disclosure initiative.

•	IAS 27 (Amendment) ’Separate financial statements’ regarding the reinstatement of the equity method as an accounting option in separate financial statements.

•	IAS 16 (Amendment) ’Property, Plant and Equipment’ and IAS 38 ’Intangible Assets’, regarding acceptable methods of amortization and depreciation.

•	IFRS 11 (Amendment) ‘Joint Arrangements’ regarding acquisition of an interest in a joint operation.

•	IAS 16 ‘Property, Plant and Equipment’ and 41 ‘Agriculture’ (Amendment) regarding bearer plants.

The applications of these amendments have not had any material impact on these consolidated condensed interim financial statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning after September 30, 2016:

•	IFRS 9 ’Financial Instruments’. This Standard will be effective from January 1, 2018 under IFRS-IASB, earlier applications is permitted.

•	IFRS 15 ’Revenues from contracts with Customers’. IFRS 15 is applicable for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•	IFRS 16 ’Leases’. This Standard is applicable for annual periods beginning on or after January 1, 2019 under IFRS-IASB, earlier application is permitted, but conditioned to the application of IFRS 15.

•
IAS 12 (Amendment) ‘Recognition for Deferred Tax for Unrealised Losses’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS-IASB, earlier application is permitted.

•	IAS 7 (Amendment) ‘Disclosure Initiative’. This amendment is mandatory for annual periods beginning on or after January 1, 2017 under IFRS-IASB, earlier application is permitted.

•
IFRS 15 (Clarifications) ’Revenues from contracts with Customers’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted.

•
IFRS 2 (Amendment) ‘Classification and Measurement of Share-based Payment Transactions’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted

•
IFRS 4 (Amendment). Applying IFRS 9 ‘Financial Instruments’ with IFRS 4 ‘Insurance Contracts’. This amendment is mandatory for annual periods beginning on or after January 1, 2018 under IFRS-IASB, earlier application is permitted

The Company is currently in the process of evaluating the impact on the consolidated financial statements derived from the application of the new standards and amendments that will be effective for annual periods beginning after September 30, 2016.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in these consolidated condensed interim financial statements, are as follows:

•	Contracted concessional agreements.

•	Impairment of intangible assets.

•	Assessment of control.

•	Derivative financial instruments and fair value estimates.

•	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these consolidated condensed interim financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at September 30, 2016 are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3.- Financial risk management

Atlantica Yield’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk Management and Finance Departments, which are responsible for identifying and evaluating financial risks quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These consolidated condensed interim financial statements do not include all financial risk management information and disclosures required for annual financial statements, and should be read together with the information included in Note 3 to Atlantica Yield’s consolidated financial statements as of December 31, 2015.

Note 4.- Financial information by segment

Atlantica Yield’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating segments are based on the following geographies where the contracted concessional assets are located:

•	North America

•	South America

•	EMEA

Based on the type of business, as of September 30, 2016, the Company had the following business sectors:

Renewable energy: Renewable energy assets include two solar plants in the United States, Solana and Mojave, each with a gross capacity of 280 MW and located in Arizona and California, respectively. The Company owns seven solar platforms in Spain: Solacor 1 and 2 with a gross capacity of 100 MW, PS10 and PS20 with a gross capacity of 31 MW, Solaben 2 and 3 with a gross capacity of 100 MW, Helioenergy 1 and 2 with a gross capacity of 100 MW, Helios 1 and 2 with a gross capacity of 100 MW, Solnova 1, 3 and 4 with a gross capacity of 150 MW, Solaben 1 and 6 with a gross capacity of 100 MW and Seville PV with a gross capacity of 1 MW. The Company also owns a solar plant in South Africa, Kaxu with a gross capacity of 100 MW. Additionally, the Company owns two wind farms in Uruguay, Palmatir and Cadonal, with a gross capacity of 50 MW each.

Conventional power: The Company´s sole conventional power asset is ACT, a 300 MW cogeneration plant in Mexico, which is party to a 20-year take-or-pay contract with Pemex for the sale of electric power and steam.

Electric transmission lines: Electric transmission assets include (i) three lines in Peru, ATN, ATS and ATN2, spanning a total of 1,012 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2 and Palmucho, spanning a total of 87 miles. In addition, the Company owns a preferred equity investment in ACBH, a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

Water: Water assets include a minority interest in two desalination plants in Algeria, Honaine and Skikda with an aggregate capacity of 10.5 M ft3 per day.

Atlantica Yield’s Chief Operating Decision Maker (the “CODM”) assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenues as a measure of the business activity and the Further Adjusted EBITDA as a measure of the performance of each segment. Further Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these consolidated condensed interim financial statements, and dividends received from the preferred equity investment in ACBH. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and Further Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the nine-month period ended September 30, 2016 Atlantica Yield had two customers with revenues representing more than 10% of the total revenues, one in the renewable energy and one in the conventional power business sectors. In the nine-month period ended September 30, 2015 Atlantica Yield had three customers with revenues representing more than 10% of the total revenues, two in the renewable energy and one in the conventional power business sectors.

a)	The following tables show Revenues and Further Adjusted EBITDA by operating segments and business sectors for the nine-month period ended September 30, 2016 and 2015:

	Revenue		Further Adjusted EBITDA
	For the nine months ended September 30,		For the nine months ended September 30,
Geography	2016	2015	2016	2015
North America	275,340	259,811	244,220	232,036
South America	88,164	80,249	93,553	80,794
EMEA	399,446	235,854	282,331	161,385
Total	762,950	575,914	620,104	474,215

	Revenue		Further Adjusted EBITDA
	For the nine months ended September 30,		For the nine months ended September 30,

Business sectors	2016	2015	2016	2015
Renewable energy	578,256	397,839	448,992	318,911
Conventional power	94,921	100,015	80,124	80,256
Electric transmission lines	70,735	61,284	79,910	64,740
Water	19,039	16,776	11,078	10,308
Total	762,950	575,914	620,104	474,215

The reconciliation of segment Further Adjusted EBITDA with the profit/ (loss) attributable to the Company is as follows:

	For the nine months ended September 30,
	2016	2015
Profit attributable to the Company	9,658	25,194
Profit attributable to non-controlling interests	7,181	9,085
Income tax	45,964	22,409
Share in profits/(losses) associates	(5,104)	(4,630)
Dividend from exchangeable preferred equity investment in ACBH	21,179	13,800
Financial expense, net	306,823	224,364
Depreciation, amortization, and impairment charges	234,403	183,992
Total segment Further Adjusted EBITDA	620,104	474,215

b)	The assets and liabilities by operating segments (and business sector) as of September 30, 2016 and December 31, 2015 are as follows:

Assets and liabilities by geography as of September 30, 2016:

	North America	South America	EMEA	Balance as of September 30, 2016
Assets allocated
Contracted concessional assets	3,955,276	1,174,589	4,113,278	9,243,143
Investments carried under the equity method	-	-	54,250	54,250
Current financial investments	134,716	73,308	30,030	238,054
Cash and cash equivalents (project companies)	226,067	35,807	325,773	587,647
Subtotal allocated	4,316,059	1,283,704	4,523,331	10,123,094
Unallocated assets
Other non-current assets				260,763
Other current assets (including cash and cash equivalents at holding company level)				372,456
Subtotal unallocated				633,219
Total assets				10,756,313

	North America	South America	EMEA	Balance as of September 30, 2016
Liabilities allocated
Long-term and short-term project debt	1,906,039	901,726	2,805,154	5,612,919
Grants and other liabilities	1,583,084	764	37,009	1,620,857
Subtotal allocated	3,489,123	902,490	2,842,163	7,233,776
Unallocated liabilities
Long-term and short-term corporate debt				671,658
Other non-current liabilities				686,573
Other current liabilities				190,258
Subtotal unallocated				1,548,489
Total liabilities				8,782,265
Equity unallocated				1,974,048
Total liabilities and equity unallocated				3,522,537
Total liabilities and equity				10,756,313

Assets and liabilities by geography as of December 31, 2015:

	North America	South America	EMEA	Balance as of December 31, 2015
Assets allocated
Contracted concessional assets	4,054,093	1,206,693	4,040,111	9,300,897
Investments carried under the equity method	-	-	56,181	56,181
Current financial investments	129,349	61,973	30,036	221,358
Cash and cash equivalents (project companies)	136,950	41,525	290,548	469,023
Subtotal allocated	4,320,392	1,310,191	4,416,876	10,047,459
Unallocated assets
Other non-current assets				285,105
Other current assets (including cash and cash equivalents at holding company level)				257,910
Subtotal unallocated				543,015
Total assets				10,590,474

	North America	South America	EMEA	Balance as of December 31, 2015
Liabilities allocated
Long-term and short-term project debt	1,891,597	888,304	2,690,769	5,470,670
Grants and other liabilities	1,611,724	799	34,225	1,646,748
Subtotal allocated	3,503,321	889,103	2,724,994	7,117,418
Unallocated liabilities
Long-term and short-term corporate debt				664,494
Other non-current liabilities				591,608
Other current liabilities				193,453
Subtotal unallocated				1,449,555
Total liabilities				8,566,973
Equity unallocated				2,023,501
Total liabilities and equity unallocated				3,473,056
Total liabilities and equity				10,590,474

Assets and liabilities by business sectors as of September 30, 2016:

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of September 30, 2016
Assets allocated
Contracted concessional assets	7,562,459	649,670	935,140	95,874	9,243,143
Investments carried under the equity method	13,711	-	-	40,539	54,250
Current financial investments	14,603	134,695	73,285	15,471	238,054
Cash and cash equivalents (project companies)	560,956	4,181	13,819	8,691	587,647
Subtotal allocated	8,151,729	788,546	1,022,244	160,575	10,123,094
Unallocated assets
Other non-current assets					260,763
Other current assets (including cash and cash equivalents at holding company level)					372,456
Subtotal unallocated					633,219
Total assets					10,756,313

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of September 30, 2016
Liabilities allocated
Long-term and short-term project debt	4,246,790	602,610	720,651	42,868	5,612,919
Grants and other liabilities	1,620,756	101	-	-	1,620,857
Subtotal allocated	5,867,546	602,711	720,651	42,868	7,233,776
Unallocated liabilities
Long-term and short-term corporate debt					671,658
Other non-current liabilities					686,573
Other current liabilities					190,258
Subtotal unallocated					1,548,489
Total liabilities					8,782,265
Equity unallocated					1,974,048
Total liabilities and equity unallocated					3,522,537
Total liabilities and equity					10,756,313

Assets and liabilities by business sectors as of December 31, 2015;

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2015
Assets allocated
Contracted concessional assets	7,597,771	649,479	957,235	96,412	9,300,897
Investments carried under the equity method	14,064	-	-	42,117	56,181
Current financial investments	14,892	128,999	61,807	15,660	221,358
Cash and cash equivalents (project companies)	437,455	784	17,755	13,029	469,023
Subtotal allocated	8,064,182	779,262	1,036,797	167,218	10,047,459
Unallocated assets
Other non-current assets					285,105
Other current assets (including cash and cash equivalents at holding company level)					257,910
Subtotal unallocated					543,015
Total assets					10,590,474

	Renewable energy	Conventional power	Electric transmission lines	Water	Balance as of December 31, 2015
Liabilities allocated
Long-term and short-term project debt	4,108,166	617,082	697,922	47,500	5,470,670
Grants and other liabilities	1,646,637	111	-	-	1,646,748
Subtotal allocated	5,754,803	617,193	697,922	47,500	7,117,418
Unallocated liabilities
Long-term and short-term corporate debt					664,494
Other non-current liabilities					591,608
Other current liabilities					193,453
Subtotal unallocated					1,449,555
Total liabilities					8,566,973
Equity unallocated					2,023,501
Total liabilities and equity unallocated					3,473,056
Total liabilities and equity					10,590,474

c)	The amount of depreciation and amortization expense recognized for the nine-month periods ended September 30, 2016 and 2015 are as follows:

	For the nine-month period ended September 30,
Depreciation and amortization by geography	2016	2015
North America	(96,968)	(97,184)
South America	(31,487)	(30,681)
EMEA	(105,948)	(56,127)
Total	(234,403)	(183,992)

	For the nine-month period ended September 30,
Depreciation and amortization by business sectors	2016	2015
Renewable energy	(212,928)	(162,621)
Electric transmission lines	(21,475)	(21,371)
Total	(234,403)	(183,992)

Note 5.- Changes in the scope of the consolidated condensed interim financial statements

For the nine-month period ended September 30, 2016

On January 7, 2016, the Company closed the acquisition of a 13% stake in Solacor 1/2 from JGC, which reduced JGC´s ownership in Solacor 1/2 to 13%. The total purchase price for these assets amounted to $19,923 thousand.

The difference between the amount of Non-Controlling interest representing the 13% interest held by JGC accounted for in the consolidated accounts at the purchase date, and the purchase price has been recorded in equity in these condensed interim consolidated financial statements, pursuant to IFRS 10, Consolidated Financial Statements.

On August 3, 2016, the Company completed the acquisition of an 80% stake in Seville PV. Total purchase price paid for this asset amounted to $3,214 thousand. The purchase has been accounted for in the consolidated accounts of Atlantica Yield, in accordance with IFRS 3, Business Combinations.

For the nine-month period ended September 30, 2015

On February 3, 2015, the Company completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda and on February 23, 2015, the Company completed the acquisition of a 29.6% stake in Helioenergy 1/2. Total purchase price paid for these assets amounted to $94,009 thousand.

In addition, on May 13, 2015 and May 14, 2015, the Company completed the acquisition of Helios 1/2, a 100 MW solar complex, and Solnova 1/3/4, a 150 MW solar complex, respectively, both in Spain. On May 25, 2015, the Company completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, the Company completed the acquisition of Kaxu, a 100 MW solar plant in South Africa. Total purchase price paid for these assets amounted to $682,300 thousand.

On June 25, 2015 the Company completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015, the Company completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. The total purchase price agreed for these assets amounted to $359,104 thousand.

The Company has significant influence over Honaine therefore it is accounted for using the equity method as per IAS 28 Investments in Associates in these consolidated interim financial statements.

Under IFRS 10, Consolidated Financial Statements the Company has control over the rest of the assets acquired during the nine-month period ended September, 2015 and therefore they are fully consolidated in these interim financial statements. Given that Atlantica Yield was a subsidiary controlled by Abengoa at the time of acquisition, the assets acquired constituted an acquisition under common control by Abengoa and accordingly, they were recorded using Abengoa’s historical basis in the assets and liabilities of the predecessor. The difference between the cash paid and historical value of the net assets was recorded in equity. Results of operations of the assets acquired have been recorded in Atlantica Yield’s consolidated income statement since the date of the acquisition.

The amount of assets and liabilities consolidated at the effective acquisition date for the aggregated change in scope is shown in the following table:

Asset Acquisition under ROFO Agreement for the nine-month period ended September 30, 2015

Concessional assets	3,144,044
Investments carried under the equity method	48,164
Deferred tax asset	107,227
Other non-current assets	10,137
Current assets	439,854
Project debt long term	(2,087,362)
Deferred tax liabilities	(9,589)
Project debt short term	(98,316)
Other current and non-current liabilities	(495,463)
Asset acquisition under Rofo - purchase price	(1,135,413)
Non-controlling interests	(57,627)

Difference recorded in equity	(134,344)

Had the Asset acquisition under ROFO Agreement occurred during the nine-month period ended September 30, 2015 been consolidated from January 1, 2015, the consolidated statement of comprehensive income would have included additional revenue of $162,918 thousand and additional loss after tax of $25,879 thousand.

Note 6.- Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of September 30, 2016 and December 31, 2015 is as follows:

	Balance as of September 30, 2016	Balance as of December 31, 2015
Contracted concessional assets cost	10,326,556	10,126,023
Amortization and impairment	(1,083,413)	(825,126)
Total	9,243,143	9,300,897

Contracted concessional assets include fixed assets financed through project debt, related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IAS 17, and PS10&20, which are recorded as property plant and equipment in accordance with IAS 16. Concessional assets recorded in accordance with IFRIC 12 are either intangible or financial assets. As of September 30, 2016, contracted concessional financial assets amount to $934,260 thousand ($933,949 thousand as of December 31, 2015).

The increase in the contracted concessional assets cost is primarily due to the higher value of assets denominated in euros since the exchange rate of the euro has risen against the U.S. dollar since December 31, 2015.

No losses from impairment of contracted concessional assets were recorded during 2016 or 2015.

Note 7.- Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of September 30, 2016 and December 31, 2015:

	Balance as of September 30, 2016	Balance as of December 31, 2015

Evacuación Valdecaballeros, S.L.	10,243	10,475
Myah Bahr Honaine, S.P.A. (*)	40,539	42,117
Pectonex, R.F. Proprietary Limited	3,468	3,589
Total	54,250	56,181

(*) Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L. which is accounted for using the equity method in these consolidated condensed statements.

Note 8.- Financial investments

The detail of Non-current and Current financial investment as of September 30, 2016 and December 31, 2015 are as follows:

	Balance as of September 30, 2016	Balance as of December 31, 2015

Preferred equity in ACBH	30,488	52,564
Derivative assets	2,031	4,741
Other receivable accounts	34,407	36,486
Total non-current financial investments	66,926	93,791

Contracted Concessional financial assets	142,014	143,234
Other receivable accounts	96,040	78,124
Total current financial investments	238,054	221,358

The preferred equity investment in ACBH is an available for sale financial asset that gives the following rights:

•
During the five-year period commencing on July 1, 2014, Atlantica Yield has the right to receive, in four quarterly installments, a preferred dividend of $18,400 thousand per year. As of December 31, 2015, the Company received the dividend corresponding to 1.5 years and the portion corresponding to 3.5 years is pending to be received, as installment for the first three quarters of 2016 hasn´t been paid to the Company yet;

•
Following the initial five-year period, Atlantica Yield has the option to (i) remain as preferred equity holder receiving the first $18,400 thousand in dividends per year that ACBH is able to distribute or (ii) exchange the preferred equity for ordinary shares of specific project companies owned by ACBH.

On January 29, 2016, Abengoa informed the Company that several indirect subsidiaries of Abengoa in Brazil, including ACBH, initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”). The Company is currently assessing the potential impact of this event together with external advisors. Given that this process will likely negatively affect the value of the preferred equity investment and considering the high degree of uncertainty on its final outcome, the Company recorded an impairment of this preferred equity investment for a total amount of $210,435 thousand as of December 31, 2015. The valuation method used to calculate the value on the preferred equity investment in ACBH as of June 30, 2016 has been discounting the originally expected cash-flows from the instrument using a discount rate of 35%, based on the yields of bonds issued in Brazil by comparable companies with a rating indicating distress.

Further to the Company signing during the third quarter of 2016 an agreement with Abengoa including new terms regarding the ACBH preferred equity investment and to the restructuring agreement of Abengoa (see Note 1), the Company performed a new valuation of the instrument as of September 30, 2016 using a probability weighted method. This valuation method considers the probability of the restructuring agreement of Abengoa being made effective. The fair value of the instrument as of September 30, 2016 is the result of estimating the value of the instrument in case the restructuring agreement is made effective and in case it is not. In case the restructuring agreement is not accepted, the value of the instrument would remain the same as the one calculated as of June 30, 2016. In case the restructuring agreements is made effective, value of the instrument has been obtained by discounting the expected cash-flows from the Restructured Debt ($100 million), using a discount rate of 25% based on the yields of bonds issued in Spain by comparable companies involved in a similar restructuring process. Result of this updated valuation is an additional impairment of this preferred equity investment recorded as of September 30, 2016 for an amount of $22,076 thousand.

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of September 30, 2016 and December 31, 2015 are as follows:

	Balance as of September 30, 2016		Balance as of December 31, 2015

	Assets	Liabilities	Assets	Liabilities
Derivatives - cash flow hedge	2,031	471,611	4,741	385,095

The derivatives are primarily interest rate cash-flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements. All derivatives are classified as Level 2 (see Note 10).

On May 12, 2015, the Company entered into a currency swap agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from the Company’s Spanish assets. The distributions from the Spanish assets are paid in euros and the currency swap agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. The currency swap agreement has a five-year term, and is valued by comparing the contracted exchange rate and the future exchange rate in the valuation scenario at the maturities dates. The instrument is valued by calculating the cash flow that would be obtained or paid by theoretically closing out the position and then discounting that amount.

During the nine-month period ended September 30, 2016, fair value of derivatives decreased mainly due to a decrease in the fair value of interest rate cash-flow hedges resulting from the decrease in future interest rates.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $52,766 thousand for the nine-month period ended September 30, 2016 (loss of $38,004 thousand in the nine-month period ended September 30, 2015). Additionally, the net amount of the time value component of the cash flow derivatives fair value recognized in the consolidated condensed income statement for the nine-month period ended September 30, 2016 and 2015 was a loss of $5,213 thousand, and a gain of $4,406 thousand respectively.

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2016 and December 31, 2015 amount to a loss of $26,199 thousand and a profit of $24,831 thousand respectively.

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

•	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

•
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2016 and December 31, 2015, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the preferred equity investment in ACBH classified as Level 3.

Note 11.- Related parties

Details of balances with related parties as of September 30, 2016 and December 31, 2015 are as follows:

	Balance as of September 30, 2016	Balance as of December 31, 2015
Credit receivables (current)	8,014	12,653
Total current receivables with related parties	8,014	12,653

Credit receivables (non-current)	30,506	52,774
Total non-current receivables with related parties	30,506	52,774

Trade payables (current)	73,924	73,813
Total current payables with related parties	73,924	73,813

Credit payables (non-current)	107,222	126,860
Total non-current payables with related parties	107,222	126,860

Receivables with related parties primarily corresponded to the preferred equity investment in ACBH. Its fair value amounts to $30,488 thousand as of September 30, 2016, classified as non-current (see Note 8).

Credit payables (non-current) primarily relate to payables of projects companies with partners accounted for as non-controlling interests in these consolidated condensed financial statements.

The transactions carried out by entities included in these consolidated condensed financial statements with Abengoa and with subsidiaries of Abengoa not included in the consolidated group during the nine-month periods ended September 30, 2016 and 2015 have been as follows:

	For the nine-month period ended September 30,

	2016	2015
Sales	-	39,818
Services rendered	110	141
Services received	(87,044)	(76,663)
Financial income	46	752
Financial expenses	(1,553)	(1,676)

Services received primarily include operation and maintenance services received by some plants. Until December 2015, sales related to sale of energy by Spanish Solar plants were sometimes made through an Abengoa company acting as an agent for the plant. This service is not provided anymore by Abengoa since then.

The figures detailed in the table above do not include the following financial income recorded in these consolidated condensed financial statements for the nine-month period ended September 30, 2016 and resulting from the agreement signed with Abengoa in the third quarter of 2016 (see Note 1): dividends from ACBH for $21.2 million, income for the cancellation of the subordinated debt Solnova Electricidad S.A. owed to Abener for $7.6 million and income of $1.7 million for discounts received from Abengoa for the prepayment of payables.

In addition, Abengoa maintains a number of obligations under EPC, O&M and other contracts, as well as indemnities covering certain potential risks. Additionally, Abengoa represented that as of the date of the accession to the restructuring agreement Atlantica Yield would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations.

Finally, the Company entered into a financial support agreement on June 13, 2014 under which Abengoa agreed to facilitate a new $50,000 thousand revolving credit line and maintain any guarantees and letters of credit that have been provided by it on behalf of or for the benefit of Atlantica Yield and its affiliates for a period of five years. As of September 30, 2016, the total amount of the credit line has remained undrawn since the IPO.

Note 12.- Clients and other receivable

Clients and other receivable as of September 30, 2016 and December 31, 2015, consist of the following:

	Balance as of September 30, 2016	Balance as of December 31, 2015
Trade receivables	206,630	126,844
Tax receivables	37,530	42,322
Prepayments	12,614	9,168
Other accounts receivable	14,868	18,974
Total	271,642	197,308

Increase in Trade receivables primarily relates to seasonality of sales in some of the assets.

As of September 30, 2016 and December 31, 2015, the fair value of clients and other receivable accounts does not differ significantly from its carrying value.

Note 13.- Equity

As of September 30, 2016, the share capital of the Company amounts to $10,021,726 represented by 100,217,260 ordinary shares completely subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

On June 18, 2014, Atlantica Yield closed its initial public offering issuing 24,850,000 ordinary shares. The shares were sold at a price of $29 per share and as a result the Company raised $720,650 thousand of gross proceeds. The Company recorded $2,485 thousand as Share Capital and $682,810 thousand as Additional Paid in Capital, included in Atlantica Yield reserves as of September 30, 2016, corresponding to the total net proceeds of the offering. The underwriters further purchased 3,727,500 additional shares from the selling shareholder, a subsidiary wholly owned by Abengoa, at the public offering price less fees and commissions to cover over-allotments (“greenshoe”) driving the total proceeds of the offering to $828,748 thousand.

Atlantica Yield’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014.

On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of ordinary shares of the Company for total proceeds of $327,980,000 (or $31 per share). As a result of such offering, Abengoa reduced its stake in the Company from 64.3% to 51.1% of its shares.

On May 14, 2015 Atlantica Yield issued 20,217,260 new shares at $33.14 per share, which was based on a 3% discount versus the May 7, 2015 closing price. Abengoa subscribed for 51% of the newly-issued shares and maintained its previous stake in Atlantica Yield. The proceeds were primarily used by Atlantica Yield to finance asset acquisitions in May and June 2015.

On July 14, 2015, Abengoa sold 2,000,000 shares of Atlantica Yield under Rule 144, reducing its stake to 49.1%.

As of the date hereof, according to Abengoa´s beneficial ownership reporting, Abengoa has delivered an aggregate of 7,595,639 Ordinary Shares to holders that exercised their option to exchange the $279,000 thousand principal amount of exchangeable notes due 2017 issued by Abengoa on March 5, 2015 (the “ Exchangeable Notes”) for shares of Atlantica Yield. The Exchangeable Notes are exchangeable, at the option of their holders, for ordinary shares of Atlantica Yield .These operations reduced Abengoa´s stake to 41.47% as of  September 30, 2016.

Atlantica Yield reserves as of September 30, 2016 are made up of share premium account and distributable reserves.

Retained earnings include results attributable to Atlantica Yield, the impact of the Asset Transfer in equity and the impact of the assets acquisition under the ROFO agreement in equity. The Asset Transfer and the acquisitions under the ROFO agreement were recorded in accordance with the Predecessor accounting principle, given that all these transactions occurred before December 2015, when Abengoa still had control over Atlantica Yield.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sadyt in Skikda and by Industrial Development Corporation of South Africa  (IDC) and Kaxu Community Trust in Kaxu Solar One (Pty) Ltd.

On August 3, 2016, the Board of Directors declared a dividend of $0.29 per share corresponding to $0.145 per share for the first quarter of 2016 and to $0.145 per share for the second quarter of 2016. The dividend was paid on September 15, 2016. From that amount, the Company retained $12.2 million of the dividend attributable to Abengoa (see Note 1).

In addition, as of September 30, 2016, there was no treasury stock and there have been no transactions with treasury stock during the period then ended.

Note 14.- Corporate debt

The breakdown of the corporate debt as of September 30, 2016 and December 31, 2015 is as follows:

	Balance as of September 30, 2016	Balance as of December 31, 2015
Non-current	663,824	661,341
Current	7,834	3,153
Total Corporate Debt	671,658	664,494

The repayment schedule for the corporate debt as of September 30, 2016 is as follows:

	Rest 2016	Between January and September 2017	Between September and December 2017	2018	2019	Total

Credit Facilities with financial entities	644	-	287,856	123,648	-	412,148
Notes and Bonds	7,190	-	-	-	252,320	259,510
	7,834	-	287,856	123,648	252,320	671,658

Current corporate debt corresponds to the accrued interest on the Notes and the Credit Facility.

On November 17, 2014, the Company issued Senior Notes due 2019 in an aggregate principal amount of $255,000 thousand (the “2019 Notes”). The 2019 Notes accrue annual interest of 7.00% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019.

On December 3, 2014, the Company entered into the “Credit Facility”. On December 22, 2014, the Company drew down $125,000 thousand under the Credit Facility. Loans under the Credit Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%. Loans under the Credit Facility will mature in December 2018. Loans prepaid by the Company under the Credit Facility may be reborrowed. The Credit Facility is secured by pledges of the shares of the guarantors which the Company owns.

On June 26, 2015, the Company increased its existing $125,000 thousand Credit Facility with a revolver tranche B in the amount of $290,000 thousand (the “Credit Facility Tranche B). On September 9, 2015, Credit Facility Tranche B was fully drawn down and the proceeds were used for the acquisition of Solaben 1/6. Loans under the Tranche B Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, 1.50%. Loans under the Credit Facility Tranche B will mature in December 2017. Tranche B of the Credit Facility was signed for a total amount of $290,000 thousand with Bank of America, N.A., as global coordinator and documentation agent and Barclays Bank plc and UBS AG, London Branch as joint lead arrangers and joint bookrunners.

Note 15.- Project debt

The main purpose of the Company is the long-term ownership and management of contracted concessional assets, such as renewable energy, conventional power, electric transmission line and water assets, which are financed through project debt. This note shows the project debt linked to the contracted concessional assets included in note 6 of these consolidated condensed interim financial statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

Compared with corporate debt, project debt has certain key advantages, including a greater leverage period permitted and a clearly defined risk profile.

The detail of Project debt of both non-current and current liabilities as of September 30, 2016 and December 31, 2015 is as follows:

	Balance as of September 30, 2016	Balance as of December 31, 2015
Non-current	3,596,976	3,574,464
Current	2,015,943	1,896,205
Total Project debt	5,612,919	5,470,669

Current Project debt includes the entire debt of Solana, Mojave, Kaxu and Cadonal projects as a result of the cross-default provisions related to the restructuring process of Abengoa initiated by the communication filed pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville Nº2 filed by Abengoa on November 27, 2015. In the case of Cadonal, the waiver obtained is subject to conditions that have not been fully fulfilled yet. Although the Company does not expect the default to be declared by the credit entities, the project entities did not have contractually as of December 31, 2015 or September 30, 2016 an unconditional right to defer the settlement of the debt for at least twelve months after these dates, and therefore the debt has been presented as current in these consolidated financial statements in accordance with IAS 1, “Presentation of Financial Statements”.

The increase in total project debt is primarily due to the higher value of debt denominated in foreign currencies since their exchange rate has risen against the U.S. dollars since December 31, 2015, to an increase in the amount of interests accrued and unpaid, and to the refinancing of ATN2.

The repayment schedule for Project debt in accordance with the financing arrangements, as of September 30, 2016 is as follows and is consistent with the projected cash flows of the related projects:

Rest 2016
Payment of interest accrued as of September 30, 2016	Nominal repayment	Between January and September 2017	Between September and December 2017	2018	2019	2020	Subsequent Years	Total
69,865	94,653	93,478	105,164	215,841	236,400	254,669	4,542,849	5,612,919

Note 16.- Grants and other liabilities

	Balance as of September 30, 2016	Balance as of December 31, 2015
Grants	1,312,731	1,354,967
Other Liabilities	308,126	291,781
Grant and other non-current liabilities	1,620,857	1,646,748

Grants correspond mainly to the ITC Grant awarded by the U.S. Department of the Treasury for Solana and Mojave for a total amount of $811,283 thousand ($835,430 thousand as of December 31, 2015). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset. The remaining balance corresponds mainly to loans with interest rates below market rates for these two projects for a total amount of $499,093 thousand ($517,165 thousand as of December 31, 2015). Loans for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded in “Other operating income” starting at the entry into operation of the plants.

As of September 30, 2016, Other liabilities include $259,635 thousand related to the non-current portion of the investment from Liberty Interactive Corporation (‘Liberty’) made on October 2, 2013. The current portion is recorded in other current liabilities (see note 17).

Note 17.- Trade payables and other current liabilities

Trade payable and other current liabilities as of September 30, 2016 and December 31, 2015 are as follows:

	Balance as September 30, 2016	Balance as December 31, 2015
Trade account payable	130,731	110,495
Down payments from clients	6,215	6,398
Suppliers of concessional assets current	385	17,582
Liberty	21,550	21,515
Other accounts payable	8,668	22,227
Total	167,549	178,217

Nominal values of Trade payables and other current liabilities are considered to approximately equal to fair values and the effect of discounting them is not significant.

Note 18.- Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates.

In the nine-month period ended September 30, 2016, Income tax amounted to a $45,964 thousand loss with respect to a profit before income tax of $62,803 thousand. In the nine-month period ended September 30, 2015, Income tax amounted to a $22,409 thousand loss with respect to a profit before income tax of $56,689 thousand. The effective tax rate differs from the nominal tax rate mainly due to permanent differences and treatment of tax credits in some jurisdictions.

Note 19.- Financial income and expenses

Financial income and expenses

The following table sets forth our financial income and expenses for the nine-month period ended September 30, 2016 and 2015:

	For the nine-month period ended September 30,
Financial income	2016	2015
Interest income from loans and credits	179	756
Interest rates benefits derivatives: cash flow hedges	817	2,708
Total	996	3,464

	For the nine-month period ended September 30,
Financial expenses	2016	2015
Expenses due to interest:
- Loans from credit entities	(181,138)	(138,443)
- Other debts	(64,149)	(60,103)
Interest rates losses derivatives: cash flow hedges	(58,796)	(36,306)
Total	(304,083)	(234,852)

Financial expenses increased for the nine-month period ended September 30, 2016 mainly due to the 2015 asset acquisitions under the ROFO Agreement. Interests from other debts are primarily interest on the notes issued by ATS, ATN, ATN2, Atlantica Yield, Solaben Luxembourg and interest related to the investment from Liberty (see Note 16). Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement.

Other net financial income and expenses

The following table sets out ‘Other net financial income and expenses” for the nine month periods ended September 30, 2016, and 2015:

	For the nine-month period ended September 30,
Other financial income / (expenses)	2016	2015
Dividend from ACBH (Brazil)	21,179	13,800
Impairment preferred equity investment in ACBH (See Note 8)	(22,076)	-
Other financial income	12,342	765
Other financial losses	(10,270)	(8,827)
Total	1,175	5,738

According to the agreement reached with Abengoa in the third quarter of 2016 (see Note 1), Abengoa acknowledged that Atlantica Yield is the legal owner of the dividends retained from Abengoa amounting to $21.2 million. As a result, the Company recorded $21.2 million as Other financial income in accordance with the accounting treatment given previously to the ACBH dividend.

Other financial income mainly includes the income further to the cancellation of the subordinated debt Solnova Electricidad S.A. owed to Abener, a subsidiary of Abengoa, and income for discounts received from Abengoa for the prepayment of payables (see Note 11).

Other financial losses mainly include guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Note 20.- Other operating expenses

The table below shows the detail of Other operating expenses for the nine month periods ended September 30, 2016, and 2015:

Other Operating expenses	Nine month- period ended September, 30 2016	Nine month- period ended September, 30 2015
Leases and fees	(3,860)	(2,368)
Operation and maintenance	(87,363)	(72,528)
Independent professional services	(18,648)	(15,864)
Supplies	(11,819)	(11,885)
Insurance	(17,355)	(14,531)
Levies and duties	(34,162)	(22,577)
Other expenses	(3,398)	(8,871)
Total	(176,605)	(148,624)

The increase in other operating expenses is mainly due to acquisitions under Rofo agreement in 2015.

Note 21.- Earnings per share

Basic earnings per share has been calculated by dividing the benefit attributable to equity holders by the average number of shares outstanding. Diluted earnings per share equals basic earnings per share for the periods presented.

Item	For the nine- month period ended September 30, 2016	For the nine- month period ended September 30, 2015
Profit/(loss) from continuing operations attributable to Atlantica Yield	9,658	25,195
Profit/(loss) from discontinuing operations attributable to Atlantica Yield	-	-
Average number of ordinary shares outstanding (thousands) - basic and diluted	100,217	90,332
Earnings per share from continuing operations (US dollar per share) - basic and diluted	0.10	0.28
Earnings per share from discontinuing operations (US dollar per share) - basic and diluted	-	-
Earnings per share from profit/(loss) for the period (US dollar per share) - basic and diluted	0.10	0.28

Note 22.- Subsequent events

On October 28, 2016, Abengoa announced that it presented the request for judicial approval (“homologación judicial”) of its restructuring agreement to the Judge of the Mercantile Court of Seville. According to the announcement, Abengoa had previously obtained approval from creditors representing 86% of its financial debt, above the 75% limit required by the law. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa´s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. The implementation of Abengoa’s restructuring is subject to a series of conditions precedent.

In relation to the non-contingent credit for an amount of €300 million ($333 million) recognized by Abengoa, corresponding to the guarantee provided by Abengoa, S.A. regarding the preferred equity investment in ACBH and subject to restructuring, Atlantica Yield signed on October 25 2016 Abengoa’s restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount ($100 million) in the form of tradable notes to be issued by Abengoa. Upon completion of the restructuring, this debt (“Restructured Debt”) would have a junior status within Abengoa debt structure post restructuring. The remaining 70% ($233 million) would be received in the form of equity in Abengoa. As of the date of this report, there is a high degree of uncertainty on the value of this debt and equity. In order to convert this junior debt into senior debt, Atlantica Yield has agreed, subject to implementation of the restructuring, to participate in Abengoa’s issuance of asset-backed notes (the “New Money 1 Tradable Notes”) with up to €48 million ($53 million), subject to scale-back following allocation process contemplated in Abengoa’s restructuring. However, the Company expects the final investment to be significantly lower than €48 million ($53 million). The New Money 1 Tradable Notes are backed by a ring-fenced structure including Atlantica Yield’s shares and a cogeneration plant in Mexico (A3T). The New Money 1 Tradable Notes  offer the highest level of seniority in Abengoa’s debt structure post restructuring. Upon the purchase by the Company of the New Money 1 Tradable Notes, the Restructured Debt would be converted into senior debt.

On November 11, 2016, the Board of Directors of the Company, based on waivers or forbearances obtained to that date, decided to declare a dividend of $0.163 per share, expected to be paid on or about December 15, 2016.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in these forward-looking statements. Please see our Annual Report filed on Form 20-F with the Securities Exchange Commission on March 1, 2016 (“the “Annual Report”) for additional discussion of various factors affecting our results of operations.

Cautionary Statements Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this quarterly report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this quarterly report and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled “Item 3.D—Risk Factors” in our Annual Report and the description of our segments and business sectors in the section entitled “Item 4.B—Business Overview” in our Annual Report for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

·	Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business;

·	Difficult conditions in the global economy and in the global market and uncertainties in emerging markets and exposure to commodity prices in the markets where we have international operations;

·	Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting our businesses and growth plan;

·	Challenges in achieving growth and making acquisitions due to our dividend policy;

·	Decline in public acceptance or support of energy from renewable sources;

·	Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all;

·	Our ability to identify and reach an agreement with a new sponsor similar to the ROFO Agreement with Abengoa;

·	Legal challenges to regulations, subsidies and incentives that support renewable energy sources;

·	Extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

·	Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations;

·	Inability to replace expiring or terminated offtake agreements with similar agreements;

·	New technology or changes in industry standards;

·	Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks;

·	Reliance on third-party contractors and suppliers;

·	Risks associated with acquisitions and investments;

·	Deviations from our investment criteria for future acquisitions and investments;

·	Failure to maintain safe work environments;

·	Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants;

·	Insufficient insurance coverage and increases in insurance cost;

·	Litigation and other legal proceedings including claims due to the Abengoa situation;

·	Reputational risk, including damage to the reputation of Abengoa;

·	Revocation or termination of our concession agreements;

·	Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs;

·	Our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil;

·	Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid;

·	Disruptions in our operations as a result of our not owning the land on which our assets are located;

·	Failure of our assets to perform as expected;

·	Failure to receive dividends from all project and investments;

·	Variations in meteorological conditions;

·	Disruption of the fuel supplies necessary to generate power at our conventional generation facilities;

·	Deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under the ongoing restructuring process and the outcome of the ongoing ACBH proceedings in Brazil;

·
Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets,  potential clawback of transactions with Abengoa, and other risks related to Abengoa;

·	Failure to meet certain covenants under our financing arrangements;

·	Failure to obtain waivers or forbearances in relation to the 35% minimum ownership by Abengoa and the cross-default provisions contained in certain of our project financing agreements;

·	Failure by Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement;

·	Failure by Abengoa to comply with its agreements, including with obligations under the agreement reached in relation to the preferred equity investment in ACBH;

·
Uncertainty as to the fair value of the non-contingent credit recognized by Abengoa in the agreement reached in relation to the preferred equity investment in ACBH and uncertainty as to the ability to recover this amount at maturity

·	Changes in our tax position and greater than expected tax liability; and

·	Various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report.

We caution that the important factors referenced above may not be all of the factors that are important to investors. Unless required by law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise.

Overview

We are a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water  assets, focused on North America (the United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA (Spain, Algeria and South Africa).

As of the date of this quarterly report, we own or have interests in 21 assets, comprising 1,442 MW of renewable energy generation, 300 MW of conventional power generation, 10.5 M ft3 per day of water desalination and 1,099 miles of electric transmission lines, as well as an exchangeable preferred equity investment in ACBH. Each of the assets we own has a project-finance agreement in place. All of our assets have contracted revenues (regulated revenues in the case of our Spanish assets) with low-risk off-takers and collectively have a weighted average remaining contract life of approximately 22 years as of December 31, 2015.

We intend to take advantage of favorable trends in the power generation and electric transmission sectors globally, including energy scarcity and a focus on the reduction of carbon emissions. To that end, we believe that our cash flow profile, coupled with our scale, diversity and low-cost business model, offers us a lower cost of capital than that of a traditional engineering and construction company or independent power producer and provides us with a significant competitive advantage with which to execute our growth strategy.

We are focused on high-quality, newly-constructed and long-life facilities that have contracts with creditworthy counterparties that we expect will produce stable, long-term cash flows. We will seek to grow our cash available for distribution and our dividend to shareholders through organic growth and by acquiring new contracted assets from our current sponsor, Abengoa, from third parties and from potential new future sponsors.

We signed an exclusive agreement with Abengoa, which we refer to as the ROFO Agreement, which provides us with a right of first offer on any proposed sale, transfer or other disposition of any of Abengoa’s contracted renewable energy, conventional power, electric transmission or water assets in operation and located in the United States, Canada, Mexico, Chile, Peru, Uruguay, Brazil, Colombia and the European Union, as well as four assets in selected countries in Africa, the Middle East, Asia and Australia. We refer to the contracted assets subject to the ROFO Agreement as the “Abengoa ROFO Assets.”

Additionally, we plan to sign similar agreements with other developers or asset owners and we expect to acquire assets from third parties leveraging the local presence and network we have in the geographies and sectors in which we operate.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders sustainable on a long-term basis. We expect to distribute a very high percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and as we acquire assets with characteristics similar to those in our current portfolio.

In the year 2015, we closed a series of acquisitions mainly from Abengoa:

•
On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 M ft3 per day. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a 100 MW solar complex located in Spain.

•
On May 13, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex located in Spain. On May 14, 2015, we completed the acquisition of Solnova 1/3/4, a 150 MW solar complex located in Spain. On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, we completed the acquisition of Kaxu, a 100 MW solar plant in South Africa.

•
On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015, we completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. These assets were acquired from Abengoa under the ROFO Agreement. In addition, on January 7 2016 we completed the acquisition from the JGC Corporation (“JGC”) of a 13% stake in Solacor 1/2, a 100 MW solar complex in Spain in which we already owned a 74% stake.

On August 3, 2016, we completed the acquisition of an 80% stake in Seville PV, a 1 MW PV plant, located next to Solnova 1/3/4.

When we closed our initial public offering, Abengoa had a 64.28% interest in the Company. On January 22, 2015, Abengoa closed an underwritten public offering and sale in the United States of 10,580,000 of the Company´s ordinary shares and reduced its stake in us to 51.1% of our shares. On July 14, 2015, Abengoa sold 2,000,000 of our shares under Rule 144, reducing its stake to 49.1%. On March 5, 2015, Abengoa sold an aggregate of $279 million principal amount of exchangeable notes due 2017 (the “Exchangeable Notes”). The Exchangeable Notes are exchangeable, at the option of their holders, for ordinary shares of Atlantica Yield. As of September 23, 2016, the date of the most recent public information, according to publicly available information, Abengoa has delivered an aggregate of 7,595,639 shares of the Company to holders that exercised their option to exchange Exchangeable Notes. As a result, Abengoa holds 41.47% of our ordinary shares as of that date. In addition, as of September 23, 2016, there were 16,475.61 shares of the Company subject to delivery to holders of the Exchangeable Notes upon exchange of the outstanding Exchangeable Notes according to the most recent public information.

On December 24, 2015, a subsidiary of Abengoa entered into a secured loan facility under which it pledged and granted a first ranking security interest in 11,203,719 shares of Atlantica Yield. On March 21, 2016, the same subsidiary entered into a different secured loan facility under which it pledged and granted a first ranking security interest in 14,327,124 additional shares of Atlantica Yield. On September 18, 2016, the same subsidiary of Abengoa entered into a different secured term facility agreement under which it pledged and granted a security interest in 16,000,000 additional shares of Atlantica Yield.

As we disclosed in our Annual Report, Abengoa reported that on November 27, 2015, it filed a communication pursuant to article 5 bis of the Spanish Insolvency Law 22/2003 with the Mercantile Court of Seville nº 2. The filing by Abengoa was intended to initiate a process to try to reach an agreement with its main financial creditors, aimed to ensure the right framework to carry out such negotiations and provide Abengoa with financial stability in the short and medium term. The Mercantile Court published a decree to admit the filing of the communication on December 15, 2015 and set a deadline of March 28, 2016 for Abengoa to reach an agreement with its main financial creditors.

On March 28, 2016, Abengoa filed with the Mercantile Court of Seville nº 2 an application for the judicial approval (“homologación judicial”) of a standstill agreement which obtained the support of 75.04% of the financial creditors to which it was addressed. On April 6, 2016, the Judge of the Mercantile Court of Seville nº 2 issued a resolution declaring the judicial approval (“homologación judicial”) of the standstill agreement and extending the effect of the stay of the obligations referred to in the standstill agreement until October 28, 2016, to creditors of financial liabilities who have not signed the agreement or have otherwise expressed their disagreement.

On September 24, 2016, Abengoa announced that it signed a restructuring agreement with a group of investors and creditors, which included a commitment from investors and banks to contribute new money. On the same date, Abengoa opened the accession period for the rest of its financial creditors. On October 28, 2016, Abengoa announced that it presented the request for judicial approval (“homologación judicial”) of its restructuring agreement to the Judge of the Mercantile Court of Seville. According to the announcement, Abengoa had previously obtained approval from creditors representing 86% of its financial debt, above the 75% limit required by the law. On November 8, 2016, the Judge of the Mercantile Court of Seville declared judicial approval of Abengoa’s restructuring agreement, extending the terms of the agreement to those creditors who had not approved the restructuring agreement. The implementation of Abengoa’s restructuring is subject to a series of conditions precedent.

The potential implications of this process for the Company are described in Note 1 to the consolidated condensed financial statements and “Risk Factors” and our 2015 Annual Consolidated Financial Statements included in the Annual Report.

As discussed in Note 1 to the consolidated condensed financial statements, the financing agreements of some of our projects contain cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process could trigger defaults under such project financing arrangements. In addition, the financing agreements of some of the projects contain change of ownership provisions that would be triggered if Abengoa ceases to own at least 35% of our shares. We have obtained waivers and forbearances for most of the projects and we are currently in discussions with the project finance lenders of those assets for which we still have not obtained waivers or forbearances. See Note 1 to the consolidated condensed financial statements for further information.

We have not identified any PPAs or any contracts with off-takers that include any cross-default provision relating to Abengoa or any minimum ownership provision.

In addition, in the third quarter of 2016, we signed an agreement with Abengoa relating to the ACBH preferred equity investment among other things with the following main consequences:

•
Abengoa acknowledged it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and, as a result, we are the legal owner of the dividends amounting to $21.2 million, that we retained from Abengoa.

•
Abengoa recognized a non-contingent credit for an amount of €300 million ($333 million), corresponding to the guarantee provided by Abengoa, S.A. regarding the preferred equity investment in ACBH and subject to restructuring. On October 25, 2016, we signed Abengoa’s restructuring agreement and accepted, subject to implementation of the restructuring, to receive 30% of the amount in the form of tradable notes to be issued by Abengoa. Upon completion of the restructuring, this debt (the “Restructured Debt”) would have a junior status within Abengoa debt structure post restructuring. The remaining 70% would be received in the form of equity in Abengoa.  As of the date of this report, there is a high degree of uncertainty as to the value of this debt and equity.

•
In order to convert this junior debt into senior debt, we have agreed, subject to implementation of the restructuring, to participate in Abengoa’s issuance of asset-backed notes (the “New Money 1 Tradable Notes”) with up to €48 million ($53 million), subject to scale-back following allocation process contemplated in Abengoa’s restructuring. However, we expect the final investment to be significantly lower than €48 million ($53 million).  The New Money 1 Tradable Notes are backed by  a ring-fenced structure including Atlantica Yield’s shares and a cogeneration plant in Mexico (A3T). The New Money 1 Tradable Notes offer the highest level of seniority in Abengoa’s debt structure post-restructuring.  Upon our purchase of the New Money 1 Tradable Notes, the Restructured Debt would be converted into senior debt.

•	Upon receipt of the Restructured Debt and Abengoa equity, we would waive our rights under the ACBH agreements, including our right to retain the dividends payable to Abengoa.

Our revenue and Further Adjusted EBITDA by geography and business sector for the nine-month periods ended September 30, 2016 and 2015 are set forth in the following tables:

	Nine-month period ended September 30,
Revenue by geography	2016		2015
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$275.3	36.1%	$259.8	45.1%
South America	88.2	11.6%	80.2	13.9%
EMEA	399.5	52.3%	235.9	41.0%
Total revenue	$763.0	100.0%	$575.9	100.0%

	Nine-month period ended September 30,
Revenue by business sector	2016		2015
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$578.3	75.8%	$397.8	69.1%
Conventional power	94.9	12.4%	100.0	17.4%
Electric transmission lines	70.8	9.3%	61.3	10.6%
Water	19.0	2.5%	16.8	2.9%
Total revenue	$763.0	100.0%	$575.9	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by geography	2016		2015
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$244.2	88.7%	$232.0	89.3%
South America	93.6	106.1%	80.8	100.7%
EMEA	282.3	70.7%	161.4	68.4%
Total Further Adjusted EBITDA(1)	$620.1	81.3%	$474.2	82.3%

	Nine-month period ended September 30,
Further Adjusted EBITDA by business sector	2016		2015
	$ in Millions	% of revenue	$ in Millions	% of Revenue
Renewable energy	$449.0	77.6%	$318.9	80.2%
Conventional power	80.1	84.4%	80.3	80.2%
Electric transmission lines	79.9	113.0%	64.7	105.6%
Water	11.1	58.2%	10.3	61.4%
Total Further Adjusted EBITDA(1)	$620.1	81.3%	$474.2	82.3%

(1)
Further Adjusted EBITDA is calculated as profit for the period attributable to Atlantica Yield, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in the consolidated condensed financial statements, and dividends received from our preferred equity investment in ACBH. Further Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB and you should not consider Further Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Further Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Further Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Further Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See Note 4 to the consolidated condensed financial statements.

Currency Presentation and Definitions

In this quarterly report, all references to “U.S. Dollar” and “$” are to the lawful currency of the United States.

Factors Affecting the Comparability of Our Results of Operations

Acquisitions

On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 M ft3 per day. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a 100 MW solar complex located in Spain.

On May 13, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex located in Spain. On May 14, 2015, we completed the acquisition of Solnova 1/3/4, a 150 MW solar complex located in Spain. On May 25, 2015, we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2, a 100 MW solar complex in Spain. On July 30, 2015, we completed the acquisition of Kaxu, a 100 MW solar plant in South Africa.

On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015, we completed the acquisition of Solaben 1/6, a 100 MW solar complex in Spain. These assets were acquired from Abengoa under the ROFO Agreement. In addition, on January 7, 2016 we completed the acquisition from JGC of a 13% stake in Solacor 1/2, a 100 MW solar complex in Spain in which we already owned a 74% stake.

On August 3, 2016, we completed the acquisition of Seville PV, a 1 MW PV plant located next to Solnova 1/3/4.

We have consolidated the results of operations of our 34.2% stake in Skikda, Helios 1/2, Solnova 1/3/4, ATN2, Kaxu, Solaben 1/6 and Seville PV since the date of each acquisition. The results of Honaine have been accounted for under the equity method since the date of its acquisition. The results of Helioenergy 1/2 have been recorded under the equity method since the acquisition of the initial 29.6% stake until we gained control of the assets on May 25, 2015, and have been fully consolidated since that date.

These acquisitions, and any other acquisitions we may make from time to time, will affect the comparability of our results of operations.

Factors Affecting Our Results of Operations

Regulation

We operate in a significant number of regulated markets. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In such countries, the scope, nature, and extent of regulation may differ among the various states, regions and/or localities.

While we believe the requisite authorizations, permits, and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. See “Regulation” in our Annual Report for a description of the primary industry-related regulations applicable to our activities in the United States and Spain, and currently in force in certain of the principal markets in which we operate.

Interest rates

We incur significant indebtedness at the corporate level and in our assets. The interest rate risk arises mainly from indebtedness with variable interest rates.

Most of our debt consists of project debt. As of December 31, 2015, approximately 89% of our project debt has either fixed interest rates or has been hedged with swaps or caps.

Regarding our corporate debt, in November 2014, we incurred indebtedness at the corporate level through the issuance of the $255 million 7.000% Senior Notes due November 15, 2019 (the “2019 Notes”).

On December 3, 2014, we, entered into a credit facility of up to $125 million with HSBC Bank plc, as administrative agent, HSBC Corporate Trust Company (UK) Limited, as collateral agent and Banco Santander, S.A., Bank of America, N.A., Citigroup Global Markets Limited, HSBC Bank plc and RBC Capital Markets as joint lead arrangers and joint bookrunners. We refer to the $125 million tranche of the Credit Facility as Tranche A.

On June 26, 2015, we amended and restated our Credit Facility to include an additional revolving credit facility of up to $290 million with Bank of America, N.A., as global coordinator and documentation agent and Barclays Bank plc and UBS AG, London Branch as joint lead arrangers and joint bookrunners. We refer to the $290 million tranche of the Credit Facility as Tranche B.

Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75%.  Loans under Tranche A of the Credit Facility mature in December 2018. Loans prepaid by us under Tranche A of the Credit Facility may be reborrowed.  Loans under Tranche B of the Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.50%.  Loans under Tranche B of the Credit Facility mature in December 2017. Loans prepaid by us under Tranche B of the Credit Facility may be reborrowed.

See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—2019 Notes” in our Annual Report. We have also entered into and made borrowings under the Credit Facility. See “Item 5.B—Liquidity—Liquidity and Capital Resources—Financing Arrangements—Credit Facility” in our Annual Report.

To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. We estimate that currently approximately 86% of our total interest risk exposure is fixed or hedged as of December 31, 2015. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR or LIBOR.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenues and expenses are denominated or linked to U.S. dollars. All our companies located in North America, South America and Algeria have their PPAs, or concessional agreements, and financing contracts signed in, or indexed to, U.S. dollars. Our solar power plants in Spain, Solaben 2/3, Solaben 1/6, Solacor 1/2, PS10/20, Helios 1/2, Helioenergy 1/2, Solnova 1/3/4 and Seville PV, have their revenues and expenses denominated in euros. Revenues and expenses of Kaxu, our solar plant in South Africa, are denominated in South African rand.  While fluctuations in the value of the euro and the South African rand may affect our operating results, we have fixed the exchange rate for the distributions from our Spanish asset by having a five-year Currency Swap Agreement with Abengoa.  Thus, while the distributions from the Spanish assets are paid in euros, the Currency Swap Agreement fixes the exchange rate from euros to U.S. dollars.  Due to the current situation of Abengoa, we have signed a currency option with a leading international financial institution which guarantees a minimum euro-U.S. dollar exchange rate for net distributions expected from Spanish solar assets for the next two quarters.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Rate Risk” in our Annual Report. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenue, expenses and cash flows are translated using average rates of exchange. The following table illustrates the average rates of exchange used in the case of euros and ZAR:

	U.S. dollar average per euro	U.S. dollar average per ZAR
Nine-month period ended September 30, 2016	1.1157	0.06694
Nine-month period ended September 30, 2015	1.1228	0.08158

Apart from the impact of translation differences described above, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Developments at Abengoa

The fact that certain of Abengoa’s subsidiaries have entered into Chapter 11 or similar proceedings and the possibility that Abengoa or other Abengoa’s subsidiaries may enter into bankruptcy could result in a material adverse effect on our operation and maintenance agreement and on Abengoa’s and its subsidiaries obligations, warranties and guarantees, including production guarantees, pursuant to engineering, procurement and construction contracts, the financial support agreement or any other agreement. Additionally, there may be unanticipated consequences of a potential bankruptcy by Abengoa or ongoing bankruptcy proceedings by Abengoa’s subsidiaries that we have not yet identified. Although we have engaged in extensive contingency plans, we have hired specialized external counsel in several jurisdictions and to the best of our knowledge the risks of a potential bankruptcy by Abengoa are known and disclosed, there are uncertainties as to how any bankruptcy proceeding would be resolved and how our relationship with Abengoa would be affected following the initiation or resolution of any such proceedings.

Other risks include, but are not limited to: deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings and the outcome of the ongoing ACBH proceedings in Brazil; Abengoa’s ability to meet its obligations under our agreements with Abengoa and potential clawback of transactions with Abengoa if Abengoa or its subsidiaries enter bankruptcy proceedings; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement; delays in cash distribution from projects to Atlantica Yield due to the deterioration of Abengoa’s financial situation; failure by Abengoa to meet its obligations under the Currency Swap Agreement; failure by us to obtain waivers or forbearances in relation to minimum ownership provisions contained in certain of our project financing agreements if Abengoa ceases to own a 35% stake in Atlantica Yield for any reason (sale of shares, transfer of shares by any means, foreclosure by lenders with pledge or any other reason); failure by us to obtain waivers or forbearances in relation to the cross-default provisions contained in certain of our project financing agreements; failure by us to meet certain covenants under such financing arrangements; Abengoa’s ability to comply with the terms of the agreement reached on the ACBH preferred equity investment, among other things; or deterioration in our relationships with current or potential counterparties caused by Abengoa’s situation or any other action by Abengoa or by third parties that could result in a negative impact for the Company. Our relationships at every level of operations, including off-takers under the PPAs and contracts, corporate and project-level lenders, suppliers and services providers may be damaged due to concerns about Abengoa’s financial condition.

Agreement with Abengoa on ACBH preferred equity investment

In the third quarter of 2016, we signed an agreement with Abengoa regarding our ACBH preferred equity investment, among other things, under which Abengoa acknowledges it failed to fulfill its obligations related to the preferred equity investment in ACBH. As a result, Abengoa acknowledged that we are the legal owner of the dividends amounting to $21.2 million that we retained from Abengoa as  compensation for not meeting its obligations on the preferred equity investment in ACBH. In consequence, we have recorded the $21.2 million in our financial statements as “Other financial income” in the same manner we were recording previously the dividend received from ACBH. In the nine-month period ended September 30, 2015, we received $13.8 million of dividends from ACBH.

In addition, Abengoa represented that as of the date of the accession to the restructuring agreement, Atlantica Yield would not be a guarantor of any obligation of Abengoa with respect to third parties and agreed to indemnify the Company for any penalty claimed by third parties resulting from any breach in such representations.

Please see the Annual Report for additional discussion of various factors that affect our results of operations.

Key Performance Indicators

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	As of and for the nine- month period ended September 30,
Key performance indicator	2016	2015
Renewable energy
MW in operation[1]	1,442	1,441
GWh produced	2,587	2,041
Conventional power
MW in operation[1]	300	300
GWh produced[2]	1,799	1,845
Availability (%)[3]	97.7%	101.8%
Electric transmission lines
Miles in operation	1,099	1,099
Availability (%)[3]	99.9%	99.7%
Water
Mft[3] in operation	10.5	10.5
Availability (%)[3]	102.3%	101.1%

1	Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
2	Conventional production and availability were impacted by a periodic scheduled major maintenance in February 2016.
3	Availability refers to actual availability divided by contracted availability.

In the nine-month period ended September 30, 2016, our portfolio performed largely in line with expectations.

At Solana, we continued to perform the scheduled improvements required at the storage and water systems. In addition, in July 2016, Solana was affected by a wind phenomenon called micro-burst which damaged a part of the solar field. The plant was brought back online on August 2 with the solar field partially available; we have been working in the necessary repairs since then. As of the date of this report, approximately 95% of the solar field was available. We expect the existing insurance policy to cover damages and loss of production beyond customary deductibles, resulting in a non-material financial impact.

The rest of the portfolio has performed in line with or above expectations. Mojave and Kaxu exceeded expectations in the nine-month period of 2016. In Spain, our portfolio of solar assets continues to show solid operational performance, although revenues were slightly affected by lower than expected electricity prices in the wholesale market. In Spain, approximately 15% of our revenues have exposure to the price of electricity. Finally, our wind assets in Uruguay have shown stable operating performance, although wind continues to be lower than expected this year.

Regarding our availability-based assets, our transmission line assets showed excellent performance and exceeded their contractual targets again.  Our conventional and water segment assets have comfortably achieved forecasted availability levels.

Results of Operations

The table below illustrates our results of operations for the nine-month periods ended September 30, 2016 and 2015.

	Nine-month period ended September 30,
	2016	2015	% Variation
	($ in millions)
Revenue	$763.0	$575.9	32.5%
Other operating income	47.6	54.8	(13.0)%
Raw materials and consumables used	(24.5)	(18.8)	30.4%
Employee benefit expenses	(10.6)	(2.9)	268.3%
Depreciation, amortization, and impairment charges	(234.4)	(184.0)	27.4%
Other operating expenses	(176.6)	(148.6)	18.8%
Operating profit/(loss)	$364.5	$276.4	31.9%

Financial income	1.0	3.5	(71.2)%
Financial expense	(304.1)	(234.8)	29.5%
Net exchange differences	(4.9)	1.3	(481.7)%
Other financial income/(expense), net	1.2	5.7	(79.5)%
Financial expense, net	$(306.8)	$(224.3)	36.8%

Share of profit/(loss) of associates carried under the equity method	5.1	4.6	10.2%
Profit/(loss) before income tax	$62.8	$56.7	10.8%

Income tax	(46.0)	(22.4)	105.1%
Profit/(loss) for the period	$16.8	$34.3	(50.9)%

Loss/(profit) attributable to non-controlling interest	(7.2)	(9.1)	(21.0)%
Profit/(loss) for the period attributable to the parent company	$9.6	$25.2	(61.7)%

Comparison of the Nine-Month Periods Ended September 30, 2016 and 2015

Revenue

Revenue increased by 32.5% to $763.0 million in the nine-month period ended September 30, 2016, compared with $575.9 million for the nine-month period ended September 30, 2015. The increase is largely attributable to the acquisitions of Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 as well as Solaben 1/6 and Kaxu in the third quarter of 2015.  Additionally, production at Mojave and Kaxu increased as the projects entered their second year of operations. These factors resulted in a net electricity production of 4,386 GWh in the nine-month period ended September 30, 2016 compared with 3,886 GWh produced in the nine-month period ended September 30, 2015.

Other operating income

The following table sets forth our other operating income for the nine-month periods ended September 30, 2016 and 2015:

	Nine-month period ended September 30,
Other operating income	2016	2015
	($ in millions)

Grants	$44.3	$51.2
Income from various services	3.3	3.6
Total	$47.6	$54.8

Other operating income decreased by 13.0% to $47.6 million for the nine-month period ended September 30, 2016, compared with $54.8 million for the nine-month period ended September 30, 2015. The decrease was mainly due to the decrease in Grants to $44.3 million in the nine-month period ended September 30, 2016 from $51.2 million in the same period of 2015. Income classified as grants represent the financial support provided by the U.S. Administration to Solana and Mojave and consists of ITC Cash Grants and an implicit grant related to the below market interest rates of the project loans with the Federal Financing Bank.  The decrease relates to the implicit grants of Mojave and is driven by the October 2015 repayment of the short-term tranche of its loan.

Raw materials and consumables used

Raw materials and consumables used increased by $5.7 million to $24.5 million for the nine-month period ended September 30, 2016, compared with $18.8 million for the nine-month period ended September 30, 2015, primarily due to the higher use of consumables and spare parts in Solana, increased production at Mojave and the raw materials and consumable expenses of companies acquired in 2015.

Employee benefits expenses

Employee benefit expenses increased by $7.7 million to $10.6 million for the nine-month period ended September 30, 2016, compared with $2.9 million for the nine-month period ended September 30, 2015. The increase is mainly due to the transfer of employees previously employed by subsidiaries of Abengoa who were providing services to Atlantica Yield under the Support Services Agreement to subsidiaries of Atlantica Yield primarily during the first six months of 2016. The Support Services Agreement with Abengoa was terminated in the second quarter of 2016. Additionally, during 2015, Management employees of Atlantica Yield were transferred to companies within the perimeter of Atlantica Yield and the Executive Services Agreement was terminated, which has also caused an increase in employee benefit expenses.

Depreciation, amortization and impairment charges

Depreciation, amortization and impairment charges increased by 27.4% to $234.4 million for the nine-month period ended September 30, 2016, compared with $184.0 million for the nine-month period ended September 30, 2015. The increase was primarily due to the depreciation and amortization expenses of Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 acquired in the second quarter of 2015 as well as Kaxu and Solaben 1/6 acquired in the third quarter of 2015.

Other operating expenses

The following table sets forth our other operating expenses for the nine-month periods ended September 30, 2016 and 2015:

	Nine-month period ended September 30,
Other operating expenses	2016		2015
	$ in millions	% of revenue	$ in Millions	% of Revenue
Leases and fees	$3.9	0.5%	$2.4	0.4%
Operation and maintenance	87.4	11.5%	72.5	12.6%
Independent professional services	18.6	2.4%	15.9	2.8%
Supplies	11.8	1.5%	11.9	2.1%
Insurance	17.3	2.3%	14.5	2.5%
Levies and duties	34.2	4.5%	22.5	3.9%
Other expenses	3.4	0.4%	8.9	1.5%
Total	$176.6	23.1%	$148.6	25.8%

Other operating expenses increased by 18.8% to $176.6 million for the nine-month period ended September 30, 2016, compared with $148.6 million for the nine-month period ended September 30, 2015. The increase is mainly due to operation and maintenance expenses of Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 acquired in the second quarter of 2015 as well as Kaxu and Solaben 1/6 acquired in the third quarter of 2015. Levies and duties correspond largely to the electricity tax of our Spanish solar assets and the increase is mainly attributable to the acquisition of Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and Solaben 1&6.

We have changed our presentation of “Other operating expenses” to better reflect the nature of our business and costs.  Prior period amounts have been reclassified to conform to the new classification presented in the table above.

Operating profit

As a result of the above factors, operating profit increased by 31.9% to $364.5 million for the nine-month period ended September 30, 2016, compared with $276.4 million for the nine-month period ended September 30, 2015.

Financial income and financial expense

	Nine-month period ended September 30,
Financial income and financial expense	2016	2015
	($ in millions)
Financial income	$1.0	$3.5
Financial expense	(304.1)	(234.8)
Net exchange differences	(4.9)	1.3
Other financial income/(expense), net	1.2	5.7
Financial expense, net	$(306.8)	$(224.3)

Net financial expense increased by 36.8% to $306.8 million for the nine-month period ended September 30, 2016, compared with $224.3 million for the nine-month period ended September 30, 2015. This increase was primarily attributable to the increase in financial expense analyzed below. Net exchange differences are generally low, as all our assets have a large majority of their expenses denominated in the same currency as their revenues. The increase in the net exchange loss in the nine month-period ended September 30, 2016 mainly relates to the exchange rate differences in ACT.  Other financial income/(expense), net is also analyzed below.

Financial expense

The following table sets forth our financial expense for the nine-month periods ended September 30, 2016 and 2015:

	Nine-month period ended September 30,
Financial expense	2016	2015
	($ in millions)
Interest expense:
—Loans from credit entities	$(181.1)	$(138.4)
—Other debts	(64.2)	(60.1)
Interest rates losses derivatives: cash flow hedges	(58.8)	(36.3)
Total	$(304.1)	$(234.8)

Financial expense increased by 29.5% to $304.1 million for the nine-month period ended September 30, 2016, compared with $234.8 million for the nine-month period ended September 30, 2015. This increase was largely attributable to interest expense from loans and credits associated with the acquisitions of Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2 in the second quarter of 2015 as well as Kaxu and Solaben 1/6 in the third quarter of 2015.  Interest expense also increased due to interest accrued on the Tranche B of the Credit Facility closed on June 26, 2015 and fully drawn in September 2015.

Interest on other debt is primarily interest on the notes issued by ATS, Solaben 1/6 and ATN, and the 2019 Notes, as well as interest related to the investment from Liberty in Solana.  The increase is mainly due to the acquisition of Solaben 1/6 in the third quarter of 2015.

Losses from interest rate derivatives designated as cash flow hedges correspond mainly to transfers from equity to financial expense when the hedged item is impacting the consolidated condensed income statement. The increase is mainly due to the acquisition of solar assets in Spain that usually hedge interest rate risk with swaps.

Other financial income/(expense), net

	Nine-month period ended September 30,
Other financial income /(expense), net	2016	2015
	($ in millions)
Dividend from ACBH	$21.2	$13.8
Impairment preferred equity investment in ACBH	$(22.1)	$-
Other financial income	12.4	0.7
Other financial losses	(10.3)	(8.8)
Total	$1.2	$5.7

Other financial income/(expense), net decreased from net income of $5.7 million for the nine-month period ended September 30, 2015 to $1.2 million for the nine-month period ended September 30, 2016.

On January 29, 2016, Abengoa informed us that several indirect subsidiaries of Abengoa in Brazil, including ACBH, initiated an insolvency procedure under Brazilian law (“reorganizaçao judiciaria”), including ACBH. According to the agreement reached with Abengoa in the third quarter of 2016, they have acknowledged that Atlantica Yield is the legal owner of the dividends retained from Abengoa amounting to $21.2 million. As a result, we have recorded $21.2 million in our financial statements in the third quarter, in accordance with the accounting treatment given previously to the ACBH dividend.

Additionally, taking into account the agreement signed with Abengoa regarding the ACBH preferred equity investment, we have performed a valuation of the instrument as of September 30, 2016 using a probability weighted average method. This valuation method considers the probability of the restructuring agreement being made effective and has resulted in an impairment of $22.1 million (see Note 8 to the consolidated condensed financial statements). This impairment is a non-cash item.

The increase in other financial income corresponds mainly to $7.7 million of subordinated debt with the EPC contractor of one of our assets which has been canceled in the period.

Other financial losses correspond mainly to expenses from guarantees, letters of credit, wire transfers, other bank fees and other minor financial expenses.

 Share of profit of associates carried under the equity method

Share of profit of associates carried under the equity method increased by $0.5 million to $5.1 million in the nine-month period ended September 30, 2016 mainly due to the results of Honaine. In February 2015, we acquired a 25.5% stake in Honaine and its results have been recorded under the equity method since the date of its acquisition, contributing nine months in 2016 and eight months in 2015. The share of profit of associates in the nine-month period ended September 30, 2015 also contained results of Helioenergy 1/2 over which we gained control and fully consolidated starting May 2015.

Profit/(loss) before income tax

As a result of the above factors, we reported a profit before income taxes amounting to $62.8 million for the nine-month period ended September 30, 2016, compared with a profit before income tax of $56.7 million for the nine-month period ended September 30, 2015.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. In the nine-month period ended September 30, 2016, Income tax amounted to a $46.0 million expense, with a profit before income tax of $62.8 million. In the nine-month period ended September 30, 2015, Income tax amounted to a $22.4 million expense, with a profit before income tax of $56.7 million. The effective tax rate differs from the nominal tax rate mainly due to the accounting treatment of tax losses in some jurisdictions and permanent differences in Mexico arising primarily from exchange rate differences.

Loss/(profit) attributable to non-controlling interests

Profit attributable to non-controlling interests decreased from $9.1 million in the nine-month period ended September 30, 2015 to $7.2 million in the nine-month period ended September 30, 2016 mainly due to lower results in most of the projects where we have partners.

Profit/(loss) attributable to the parent company

As a result of the above factors, profit attributable to Atlantica Yield amounted to $9.6 million for the nine-month period ended September 30, 2016, compared with a profit attributable to Atlantica Yield of $25.2 million for the nine-month period ended September 30, 2015.

Total comprehensive income/(loss) attributable to the Company

Total comprehensive income attributable to the Company increased to $2.5 million for the nine-month period ended September 30, 2016 compared with a loss of $50.2 million for the nine-month period ended September 30, 2015. The increase is largely attributable to the change in currency translation differences.  The currency translation income of $45.5 million in the nine-month period ended September 30, 2016 was mainly driven by the appreciation of the euro against the U.S. dollar in the period, compared to a $47.4 million loss for the nine-month period ended September 30, 2015 driven by the depreciation of the currency against the U.S. dollar in that period. This increase in other comprehensive income was partially offset by a negative impact of the variation in the change in fair value of cash-flow hedges. In the nine-month period ended September 30, 2016, the change in fair value of cash-flow hedges represented a $125.4 million loss, driven by the decrease in long-term forward interest rates underlying the valuation of the long-term swaps which hedge interest rate risk in some of our project financing agreements. In the nine-month period ended September 30, 2015, the change in fair value of cash-flow hedges represented a $70.8 million loss, also due to a decrease (less than the 2016 period) in long-term forward interest rates in the period. Tax effects correspond to the change in fair value of cash flow hedges and available for sale financial assets and net that impact.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located:

•	North America;

•	South America; and

•	EMEA.

In addition, we have identified the following business sectors based on the type of activity:

•	Renewable Energy, which includes our activities related to the production of electricity from concentrating solar power and wind plants;

•	Conventional Power, which includes our activities related to the production of electricity and steam from natural gas;

•	Electric Transmission, which includes our activities related to the operation of electric transmission lines; and

•	Water, which includes our activities related to desalination plants.

As a result we report our results in accordance with both criteria.

Revenue and Further Adjusted EBITDA by geography and business sector

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the nine-month periods ended September 30, 2016 and 2015, by geographic region:

	Nine-month period ended September 30,
Revenue by geography	2016		2015
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$275.3	36.1%	$259.8	45.1%
South America	88.2	11.6%	80.2	13.9%
EMEA	399.5	52.3%	235.9	41.0%
Total revenue	$763.0	100.0%	$575.9	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by geography	2016		2015
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$244.2	88.7%	$232.0	89.3%
South America	93.6	106.1%	80.8	100.7%
EMEA	282.3	70.7%	161.4	68.4%
Total Further Adjusted EBITDA	$620.1	81.3%	$474.2	82.3%

	Volume sold
	Nine-month period ended September 30,
Geography	2016	2015
North America (GWh)	2,870	2,856
South America (miles in operation)	1,099	1,099
South America (GWh)	219	227
EMEA (GWh)	1,297	803
EMEA (capacity in Mft[3] per day )	10.5	10.5

North America. Revenues increased by 6.0% for the nine-month period ended September 30, 2016, compared with the nine-month period ended September 30, 2015. The increase was primarily due to higher production at Mojave, one of our solar assets in the U.S. which is in its second year of operations and performing better than in its initial year. As a result, Further Adjusted EBITDA increased to $244.2 million for the nine-month period ended September 30, 2016 compared with $232.0 million for the nine-month period ended September 30, 2015. Further Adjusted EBITDA margin remained stable period over period.

South America. Revenue increased by 9.9% to $88.2 million for the nine-month period ended September 30, 2016, compared with $80.2 million for the nine-month period ended September 30, 2015. The increase was mostly attributable to the revenues generated by ATN2, which we acquired in the second quarter of 2015. Further Adjusted EBITDA margin increased from 100.7% in the nine-month period ended September 30, 2015 to 106.1% in the nine-month period ended September 30, 2016. According to the agreement reached with Abengoa in the third quarter of 2016, they have acknowledged that Atlantica Yield is the legal owner of the dividends retained from Abengoa amounting to $21.2 million. As a result, we have recorded $21.2 million in our financial statements in the third quarter, in accordance with the accounting treatment given previously to the ACBH dividend. The comparable period of the last year includes $13.8 million representing three quarters worth of dividend under the ACBH preferred equity investment.

EMEA. Revenue increased by 69.4%, from $235.9 million in the nine-month period ended September 30, 2015 to $399.5 million in the nine-month period ended September 30, 2016. The increase was mostly attributable to the acquisitions of Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 as well as Solaben 1/6 and Kaxu in the third quarter of 2015. As a result, Further Adjusted EBITDA increased to $282.3 million for the nine-month period ended September 30, 2016, compared with $161.4 million for the same period in 2015. Further Adjusted EBITDA margin remained stable as margins of the projects acquired in 2015 are similar to margins of the projects we owned last year.

The following table sets forth our revenue, Further Adjusted EBITDA and volumes for the nine-month period ended September 30, 2016 and 2015 by business sector:

	Nine-month period ended September 30,
Revenue by business sector	2016		2015
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$578.3	75.8%	$397.8	69.1%
Conventional power	94.9	12.4%	100.0	17.4%
Electric transmission lines	70.8	9.3%	61.3	10.6%
Water	19.0	2.5%	16.8	2.9%
Total revenue	$763.0	100.0%	$575.9	100.0%

	Nine-month period ended September 30,
Further Adjusted EBITDA by business sector	2016		2015
	$ in Millions	% of revenue	$ in Millions	% of Revenue
Renewable energy	$449.0	77.6%	$318.9	80.2%
Conventional power	80.1	84.4%	80.3	80.2%
Electric transmission lines	79.9	113.0%	64.7	105.6%
Water	11.1	58.2%	10.3	61.4%
Total Further Adjusted EBITDA	$620.1	81.3%	$474.2	82.3%

	Volume sold
	Nine-month period ended September 30,
Business Sectors	2016	2015
Renewable Energy (GWh)	2,587	2,041
Conventional power (GWh)	1,799	1,845
Electric transmission (miles in operation)	1,099	1,099
Water (capacity in Mft[3] per day)	10.5	10.5

Renewable energy. Revenue increased by 45.3% to $578.3 million for the nine-month period ended September 30, 2016, compared with $397.8 million for the nine-month period ended September 30, 2015. The increase was mainly due to the acquisition of Helios 1/2, Solnova 1/3/4 and Helioenergy 1/2 in the second quarter of 2015 as well as Solaben 1/6 and Kaxu in the third quarter of 2015.  Additionally, Mojave, one of our solar assets in the U.S. entered into its second year of operations and increased its production in the nine-month period of 2016 compared to the same period of 2015.  Hence, our net electricity production reached 2,587 GWh in the nine-month period ended September 30, 2016 compared with 2,041 GWh produced during the nine-month period ended September 30, 2015. Further Adjusted EBITDA amounted to $449.0 million for the nine-month period ended September 30, 2016, which represented an increase of $130.1 million with respect to the nine-month period ended September 30, 2015, mainly due to the effect of above mentioned factors. Further Adjusted EBITDA margin decreased mainly as a result of the different mix of projects in the renewable portfolio in each of the periods.

Conventional power. Revenue decreased by 5.1% to $94.9 million for the nine-month period ended September 30, 2016, compared with $100.0 million for the nine-month period ended September 30, 2015 due to the lower revenues in the portion of the tariff related to the operation and maintenance services, driven by lower operation and maintenance costs in the nine-month period ended September 30, 2016. As a result, Further Adjusted EBITDA margin increased from 80.2% in the nine-month period ended September 30, 2015 compared with 84.4% in the nine-month period ended September 30, 2016.

Electric transmission lines. Revenue increased by 15.4% to $70.8 million for the nine-month period ended September 30, 2016, compared with $61.3 million for the nine-month period ended September 30, 2015. The increase was mostly attributable to the acquisition of ATN2 during the second quarter of 2015. All assets have been operating with very high levels of availability during the first nine months of 2016. Further Adjusted EBITDA margin increased from 105.6% in the nine-month period ended September 30, 2015 to 113.0% in the nine-month period ended September 30, 2016 primarily due to the ACBH dividend recorded in the third quarter of 2016. According to the agreement reached with Abengoa in the third quarter of 2016, they have acknowledged that Atlantica Yield is the legal owner of the dividends retained from Abengoa amounting to $21.2 million. As a result, we have recorded $21.2 million in our financial statements in the third quarter, in accordance with the accounting treatment given previously to the ACBH dividend. The comparable period of the last year includes $13.8 million representing three quarters worth of dividend under the ACBH preferred equity investment.

Water. Revenue increased by 13.5% to $19.0 million for the nine-month period ended September 30, 2016 mainly due to the acquisition of Skikda in February 2015, which contributed eight months to our revenue in the nine-month period ended September 30, 2015 compared to the full nine months of revenue in the same period ended September 30, 2016. As a result, Further Adjusted EBITDA increased by 7.5% to $11.1 million for the nine-month period ended September 30, 2016.

Liquidity and Capital Resources

The liquidity and capital resources discussion which follows contains certain estimates as of the date of this quarterly report of our sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates, while presented with numerical specificity, necessarily reflect numerous estimates and assumptions made by us with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. These estimates reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business, economic, regulatory, financial and other developments. As such, these estimates constitute forward-looking information and are subject to risks and uncertainties that could cause our actual sources and uses of liquidity (including estimated future capital resources and capital expenditures) and financial and operating results to differ materially from the estimates made here, including, but not limited to, our performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this quarterly report. See “Cautionary Statements Regarding Forward-Looking Statements.”

In addition, these estimates reflect assumptions of our management as of the time that they were prepared as to certain business decisions that were and are subject to change. These estimates also may be affected by our ability to achieve strategic goals, objectives and targets over the applicable periods. The estimates cannot, therefore, be considered a guarantee of future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results, and the information should not be relied on as such. None of us, or our board of directors, advisors, officers, directors or representatives intends to, and each of them disclaims any obligation to, update, revise, or correct these estimates, except as otherwise required by law, including if the estimates are or become inaccurate (even in the short-term).

The inclusion in this quarterly report of these estimates should not be deemed an admission or representation by us or our board of directors that such information is viewed by us or our board of directors as material information of ours. Such information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in this quarterly report. None of us, or our board of directors, advisors, officers, directors or representatives has made or makes any representation to any prospective investor or other person regarding our ultimate performance compared to the information contained in these estimates or that forecasted results will be achieved. In light of the foregoing factors and the uncertainties inherent in the information provided above, investors are cautioned not to place undue reliance on these estimates. Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macroeconomic conditions could limit our ability to successfully execute our business plans and, therefore, adversely affect our liquidity plans. See “Item 3.D—Risk Factors” in our Annual Report.

Our principal liquidity requirements are to service our debt, pay cash dividends to investors and acquire new companies and operations. The majority of our debt is project finance debt at the project level entities.  As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, during the fourth quarter of 2014, we issued the 2019 Notes and entered into tranche A of the Credit Facility, which we amended and restated on June 26, 2015 to add the Tranche B of the Credit Facility. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Our principal liquidity and capital requirements consist of the following:

·	debt service requirements on our existing and future debt;

·	cash dividends to investors; and

·	acquisitions of new companies, operations and financial investments (see “Item 4.B—Business Overview—Our Growth Strategy” in our Annual Report).

Liquidity position

As of September 30, 2016, our cash and cash equivalents at the project company level were $587.6 million as compared with $469.2 million as of December 31, 2015. In addition, our cash and cash equivalents at the Atlantica Yield plc level were $85.8 million as of September 30, 2016 compared with $45.5 million as of December 31, 2015.

Acquisitions

•
On February 3, 2015, we completed the acquisition of a 25.5% stake in Honaine and a 34.2% stake in Skikda, two desalination plants in Algeria with an aggregate capacity of 10.5 million cubic feet per day. On February 23, 2015, we completed the acquisition of a 29.6% stake in Helioenergy 1/2, a solar power complex in Spain with a capacity of 100 MW. Total consideration paid for these assets amounted to $94 million.

•
On May 13, 2015 and May 14, 2015, we completed the acquisition of Helios 1/2, a 100 MW solar complex, and Solnova 1/3/4, a 150 MW solar complex, respectively, both in Spain. On May 25, 2015 we completed the acquisition of the remaining 70.4% stake in Helioenergy 1/2. Furthermore, on July 30, 2015, we acquired a 51% stake in Kaxu, a 100 MW solar plant in South Africa. Total consideration paid for these assets amounted to $682 million.

•
On June 25, 2015, we completed the acquisition of ATN2, an 81-mile transmission line in Peru. On September 30, 2015 we completed the acquisition of Solaben 1/6, a 100 MW solar power complex located in Spain. On January 7, 2016, we completed the acquisition of a 13% stake in Solacor 1/2 from our Japanese partner JGC. Solacor 1/2 is a 100 MW solar complex in Spain of which we already owned a 74% stake. Total consideration agreed for these assets in 2015 amounted to $378 million. As of 30 September, 2016, we have paid $370.2 million with outstanding balance of $7.8 million.

•	On August 3, 2016, we completed the acquisition of an 80% stake in Seville PV, a 1 MW PV plant located next to Solnova 1/3/4 for a total consideration of $3.2 million.

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operations, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, given market conditions. Our financing agreements consist mainly of the project-level financings for our various assets, the 2019 Notes and the Credit Facility.

On November 17, 2014, we issued the 2019 Notes in an aggregate principal amount of $255 million. The 2019 Notes accrue annual interest of 7.000% payable semi-annually beginning on May 15, 2015 until their maturity date of November 15, 2019. As required by the indenture governing the 2019 Notes, we obtained a public credit rating for the 2019 Notes from each of S&P and Moody’s.

On December 3, 2014, we entered into the Credit Facility in the total amount of up to $125 million. On December 22, 2014, we drew down $125 million under the Credit Facility, which we refer to as Tranche A. Loans under Tranche A of the Credit Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, LIBOR plus 2.75% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.75% Loans under Tranche A of the Credit Facility mature on December 22, 2018. Loans prepaid by us under Tranche A of the Credit Facility may be re-borrowed until their maturity date of November 15, 2019.

On June 26, 2015, we amended and restated our Credit Facility which we entered into initially on December 3, 2014 for a new tranche B, in addition to the existing $125 million facility that remains as tranche A, to be used as a revolver credit facility for acquisitions and general corporate purposes. Tranche B has a total size of $290 million. Tranche B is revolving and matures in December 2017. Loans under Tranche B of the Credit Facility accrue interest at a rate per annum equal to: (A) for eurodollar rate loans, LIBOR plus 2.50% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus 1/2 of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus 1.50% Loans under tranche B of the Credit Facility mature thirty months after the closing date of Tranche B of the Credit Facility.

As of September 30, 2016, Tranche A and Tranche B of the Credit Facility are fully drawn.

Furthermore, on May 14, 2015, we closed a private placement of our shares that resulted in the issuance of 20,217,260 new shares with total net proceeds of $664 million.

The proceeds of the Credit Facility and the proceeds of the capital increase were used to finance the acquisitions discussed above.

Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control.

All our project entities have long-term project financing arrangements in place. In particular, as we explain in “Item 4.B—Business—Our operations” in our Annual Report, Solana, Mojave, Cadonal and Kaxu have loans with 29, 25, 20 and 18 year terms, respectively. However, following the filing of the pre-insolvency proceeding under article 5 bis of the Spanish Insolvency Law, given that these project financing agreements have cross-default provisions with Abengoa and given that, as of September 30, 2016, the project entities did not have what International Accounting Standards define as an unconditional contracted right to defer the settlement of the debt for at least 12 months after that date, the debt of these projects has been classified as Current Liabilities in accordance with the provisions of IFRS International Accounting Standards 1, “Presentation of Financial Statements”.  We do not expect the credit entities to use the cross-default provisions to request an acceleration of the debt.

We believe that our existing liquidity position and cash flows from operations will be sufficient to meet our requirements and commitments for the next 12 months and to distribute dividends to our investors. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our financing agreements will be adequate to meet our future liquidity needs for at least the next twelve months. Please see “Item 3.D—Risk Factors—Risks Related to Our Indebtedness—Potential future defaults by our subsidiaries, Abengoa or other persons could adversely affect us” in our Annual Report.

Cash dividends to investors

We intend to distribute a high portion of our cash available for distribution as dividend, after considering the cash available for distribution that we expect our projects will be able to generate, less reserves for the prudent conduct of our business (including for, among other things, dividend shortfalls as a result of fluctuations in our cash flows). We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of cash dividends to be paid to holders of our shares will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, as well as other sources of cash, such as net cash provided by financing activities, receipts from cash grant proceeds or borrowings under our Credit Facility or future credit facilities, to pay dividends to our shareholders.

On May 8, 2015, our board of directors approved a quarterly dividend corresponding to the first quarter of 2015 amounting to $0.34 per share. The dividend was paid on June 15, 2015 to shareholders of record as of May 29, 2015. On July 29, 2015, our board of directors approved a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share. The dividend was paid September 15, 2015 to shareholders of record as of August 30, 2015. On November 5, 2015, our board of directors approved a quarterly dividend corresponding to the third quarter of 2015 amounting to $0.43 per share. The dividend was paid on December 16, 2015, to shareholders of record as of November 30, 2015, and from that amount we retained $9 million of the dividend attributable to Abengoa in accordance with the provisions of the parent support agreement.

In February 2016, taking into consideration the uncertainties resulting from the situation of our sponsor, the board of directors decided to postpone the decision whether to declare a dividend in respect of the fourth quarter of 2015 until the second quarter of 2016. In May 2016, considering the uncertainties that remained in our sponsor's situation, our board of directors decided not to declare a dividend in respect of the fourth quarter of 2015 and to postpone the decision on whether to declare a dividend in respect of the first quarter 2016 until we had obtained greater clarity on cross default and change of ownership issues.

In August 2016, although we had made progress, we still had not secured waivers or forbearances for several significant projects. However, our board of directors decided on August 3, 2016 to declare a dividend of $0.145 per share for the first quarter of 2016 and a dividend of $0.145 per share for the second quarter of 2016. The dividend was paid on September 15, 2016 to shareholders of record August 31, 2016.  From that amount, we retained $12.2 million of the dividend attributable to Abengoa.

As we disclose in “Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”, in the third quarter of 2016, Abengoa acknowledged that it failed to fulfill its obligations under the agreements related to the preferred equity investment in ACBH and recognized Atlantica Yield as the legal owner of $21.2 million of dividends previously retained from Abengoa, which consists of $9.0 million retained in 2015 and $12.2 million retained in 2016.

On November 11, 2016, our board of directors, based on waivers or forbearances obtained to that date, decided to declare a dividend of $0.163 per share, expected to be paid on or about December 15, 2016 to shareholders of record on November 30, 2016.

Cash Flow

The following table sets forth consolidated cash flow data for the nine-month periods ended September 30, 2016 and 2015:

Consolidated Cash Flow Statement

	Nine-month period ended September 30,
	2016	2015
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the period	$16.8	$34.3
Financial expense and non-monetary adjustments	534.8	374.8
Profit for the period adjusted by financial expense and non-monetary adjustments	$551.6	$409.1
Variations in working capital	(57.2)	6.7
Net interest and income tax paid	(192.2)	$(178.5)

Total net cash provided by operating activities	$302.2	$237.3

Net cash used in investing activities	$(54.7)	$(849.1)

Net cash provided by/(used in) financing activities	$(101.7)	$928.4

Net increase/(decrease) in cash and cash equivalents	145.8	316.6
Cash and cash equivalents at the beginning of the period	514.7	354.2
Translation differences in cash or cash equivalents	13.0	(8.3)
Cash and cash equivalents at the end of the period	$673.4	$662.5

Net cash from operating activities

Net cash provided by operating activities in the nine-month period ended September 30, 2016 was $302.2 million compared with $237.3 million net cash provided for operating activities in the nine-month period ended September 30, 2015. During the nine-month period ended September 30, 2016, profit adjusted by financial expense and non-monetary items was $551.6 million compared to $409.1 million in the nine-month period ended September 30, 2015. The increase was mainly due to the operations of the assets acquired in the second quarter (Helios 1/2, Solnova 1/3/4, Helioenergy 1/2 and ATN2) and in the third quarter (Kaxu and Solaben 1/6) of 2015 as well as increased production at Mojave, our asset in the United States now in its second year of operation.

Variations in working capital had a negative impact of $57.2 million in the nine-month period ended September 30, 2016, which was mainly related to an increase in Clients and other accounts receivable, resulting principally from a higher production at the end of the third quarter of 2016 with respect to the end of the fourth quarter of 2015. The variation in working capital in the nine-month period ended September 30, 2015 was a positive $6.7 million as a result of a reduction in short-term financial investments.  Net interest and income taxes paid increased from $178.5 million in the nine-month period ended September 30, 2015 to $192.2 million in the nine-month period ended September 30, 2016, mainly due to the net interest paid by the acquired projects mentioned above.

Net cash used in investing activities

For the nine-month period ended September 30, 2016, net cash used in investing activities amounted to $54.7 million and corresponded mainly to payments for acquisitions amounting to $33.9 million (13% stake of Solacor 1/2, Seville PV and Solaben 1/6) and $18.0 million increase in the restricted  financial investments. In the nine-month period ended September 30, 2015, net cash used in investing activities was $849.1 million and was mainly related to payments for the acquisitions closed during 2015, net of the existing cash in the project companies acquired.

Net cash provided by/ (used in) financing activities

Net cash used in financing activities in the nine-month period ended September 30, 2016 amounted to $101.7 million and corresponds principally to $86.9 million of the scheduled repayments of principal of our project financing agreements and $26.0  million of dividends paid to shareholders and non-controlling interest partially offset by $14.9 million of the net proceeds of the refinancing in ATN2. For the nine-month period ended September 30, 2015, net cash provided by financing activities was $928.4 million and was mainly related to $664.0 million of net proceeds of the May 2015 capital increase pursuant to a private placement of 20,217,260 newly issued shares, $286.0 million of drawdown on Credit Facility, $116.3 million of drawdown on the project debt towards the pending construction payments, partially offset by the payments of dividends to minority shareholders and repayment of project debt that were made in the nine months of 2015.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Our activities are undertaken through our segments and are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as movement in foreign exchange rates and interest rates. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of swaps and options on interest rates. None of the derivative contracts signed has an unlimited loss exposure.

 Foreign exchange rate risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is always denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Currently our portfolio includes 781 MW of installed capacity in solar plants in Spain for which the functional currency is the euro. On May 12, 2015, we entered into a Currency Swap Agreement with Abengoa which provides for a fixed exchange rate for the cash available for distribution from our Spanish assets. The distributions from the Spanish assets are paid in euros and the Currency Swap Agreement provides for a fixed exchange rate at which euros will be converted into U.S. dollars. Any amounts to be paid to us by Abengoa as a result of the Currency Swap Agreement are based on an amount in relation to the dividends received by Abengoa as a shareholder of us. The Currency Swap Agreement has a five-year term and its weighted average strike is 1.12 U.S. dollar/euro. The purpose of the agreement is to hedge cash-flows. Additionally, to mitigate any potential risk that might arise from the current situation of Abengoa, we have signed a currency option with a leading financial institution which guarantees a minimum euro-U.S. dollar exchange rate for net distributions expected from Spanish solar assets for the next two quarters.

Interest rate risk

Interest rate risks arise mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing considering hedges). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of December 31, 2015, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

•	project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2043 and average guaranteed interest rates of between 2.75% and 6.32%.

•	project debt in euro: between 80% and 100% of the notional amount, maturities until 2030 and average guaranteed interest rates of between 3.13% and 4.75%.

In connection with our interest rate derivative positions, the most significant impact on our consolidated financial statements are derived from the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate options positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of September 30, 2016, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2.8 million and an increase in hedging reserves of $42.8 million. The increase in hedging reserves would be mainly due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

We consider that we have limited credit risk with clients as revenues are derived from power purchase agreements and other revenue contracted agreements with electric utilities and state-owned entities.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through non-recourse debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

Item 4.	Controls and Procedures

Not applicable.

PART II.	OTHER INFORMATION

Item 1.	Legal Proceedings

On October 17, 2016, ACT received a request for arbitration from the International Court of Arbitration of the International Chamber of Commerce presented by Pemex. Pemex is requesting compensation of damages caused by a fire that occurred in their facilities during the construction of the ACT cogeneration plant in December 2012, for a total amount of approximately $20 million. In the event that the arbitration results in a negative outcome, we expect these damages to be covered by the existing insurance policy. As a result, we do not expect this proceeding to have a material adverse effect on our financial position or results of operations.

We are not a party to any other legal proceeding other than legal proceedings arising in the ordinary course of our business. We are party to various administrative and regulatory proceedings that have arisen in the ordinary course of business. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

Item 1A.	Risk Factors

There have been no material changes to the risk factors included in our Annual Report.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the Sale of Registered Securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.
Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: November 14, 2016	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer